

Five Star Quality Care, Inc.

Annual Report 2006

Five Star Quality Care, Inc.

Five Star Quality Care, Inc. is a healthcare services company which operates senior living communities, including independent and congregate care communities, assisted living communities and nursing homes. As of December 31, 2006, Five Star operated 162 communities with approximately 18,117 living units located in 29 states, which offer independent living apartments, assisted living accommodations, including specialized care for residents with Alzheimer's, and skilled nursing services. Five Star also operates six institutional pharmacies, one of which provides mail order pharmaceuticals to the general public, and two rehabilitation hospitals.

AMERICAN STOCK EXCHANGE® LISTED FVE™

The graph below shows the cumulative total shareholder returns on our common shares, assuming a $100 investment on December 31, 2001, as compared with: (a) the Standard & Poor's SmallCap 600 Index and (b) a self-constructed peer group, composed of the following senior living companies: American Retirement Corporation, Emeritus Corporation, Capital Senior Living Corporation and National Healthcare Corporation. The graph assumes reinvestment of dividends, if any.



$365
$315
$265
$215
$165
$115
$ 65
$ 15
FVE
Peers
S&P 600
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

DEAR FELLOW SHAREHOLDERS:

2006 was an important year for Five Star.

During 2006, we terminated the 18 remaining management agreements with Sunrise Senior Living Services, Inc. Since October 2005, at a cost of $216.1 million, we have taken on operations at all 30 communities formerly operated for us by Sunrise. We now operate these communities for our own account and have eliminated more than $21 million annually of management fees previously paid to Sunrise.

Other 2006 highlights included:

- In March and October, we successfully completed a public offering of common shares and a second public offering of convertible senior notes for combined net proceeds of $236.2 million.

- In May and November, we purchased two institutional pharmacies located in South Carolina and Virginia. After these acquisitions we now operate six pharmacies with an annual revenue run rate of approximately $60 million.

- In the last four months of the year, we acquired 11 independent and assisted living communities in seven states where substantially all revenues come from residents' private resources.

- In October, we began operating two rehabilitation hospitals in the Boston area. In combination, these hospitals (including three inpatient satellite units) have over 340 patient beds and annualized revenues of over $100 million.

- Throughout the year, we continued the development of our rehabilitation and wellness program. At year end, we had outpatient rehabilitation clinics in 48 of our senior living communities. In addition, we operate 21 outpatient clinics associated with our two rehabilitation hospitals and 35 clinics at our skilled nursing facilities, creating a total number of 104 rehabilitation clinics.

As of year end, we owned, leased and operated 113 primarily independent and assisted living communities, 49 nursing homes and two rehabilitation hospitals in 29 states with a combined resident and patient capacity of over 18,000. While we have experienced tremendous growth and positive changes in 2006, I'm especially proud that we have done so without sacrificing the performance of our continuing operations. The credit for these successful results belongs to our 17,000 dedicated employees.

The challenges to all operators in the senior living industry remain unchanged: labor shortages; rising employee benefit costs; and the continuing governmental pressures to limit Medicare and Medicaid expenditures.

Despite these challenges, our industry is supported by strong demographic trends, with an increasing percentage of the U.S. population moving into retirement and the average lifespan of seniors increasing. At Five Star, we are focused on striking the balance between providing the highest level of service for our residents and patients with delivering the greatest profitability to our shareholders. We are hopeful that our 2006 activities may provide the foundation for strong, profitable results in 2007.

Thank you for you continued support.

Sincerely,

Evrett W. Benton

Evrett W. Benton
President & Chief Executive Officer
April 20, 2007



Our commitment is t

We hold each other to uncompromisin

We go the extra mile.

"We want to thank you and the entire staff for giving Mother some of the greatest gifts of all – love and care. I have never met so many caring people as those you have on your staff. All of them give so much and we truly appreciate it."

Sincerely,
N. & H.R.
Children of a Rock Hill resident, 2006

"I just wanted to tell you how helpful and comforting Morningside is. It feels more like a home than a facility. My grandmother recently came back to Five Star after a hospital stay where she was showing little improvement. In just two weeks after returning to Five Star she started to walk again, because of the encouragement and care she received from the staff. She has made such a drastic change that you have to know it came from the environment you provide. I can rest at night knowing my grandmother is there."

Sincerely,
C.J., Granddaughter of a Gastonia resident, 2006

rovide exceptional quality of care to our residents.

standards of quality.



We continue to prove we are a leading operator in the assisted and independent living industry.



"My sister and I couldn't be more pleased with the care and accommodation provided at your facility. Your staff was attentive and responsive not only to my father's needs, but also to family members and our queries. They approached their function with a level of sincerity and respect that is warranted for the populace you serve."

Sincerely,
C.W., Son of a Five Star resident, 2006

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)

The following table sets forth selected financial data for the periods and dates indicated. Comparative results are impacted by community acquisitions and dispositions during the periods shown. This data should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the consolidated financial statements and accompanying notes included elsewhere in this Annual Report.

	Year ended December 31,				
	2006	2005	2004	2003	2002
OPERATING DATA:	(in thousands, except per share data)				
Total revenues	$ 827,337	$ 734,023	$ 597,824	$ 545,380	$ 487,902
Net (loss) income from continuing operations	(112,040)	(81,159)	5,181	(5,079)	(9,796)
Net loss from discontinued operations	(4,625)	(3,000)	(1,890)	(2,860)	(3,378)
Net (loss) income	$ (116,665)	$ (84,159)	$ 3,291	$ (7,939)	$ (13,174)
NET (LOSS) INCOME PER SHARE:					
(Loss) income from continuing operations	$ (3.92)	$ (5.45)	$ 0.59	$ (0.60)	$ (1.30)
Loss from discontinued operations	(0.16)	(0.20)	(0.22)	(0.34)	(0.45)
Net (loss) income	$ (4.08)	$ (5.65)	$ 0.37	$ (0.94)	$ (1.74)
BALANCE SHEET DATA (AS OF DECEMBER 31):					
Total assets	$ 366,411	$ 228,940	$ 222,985	$ 147,370	$ 133,197
Total indebtedness	171,271	45,329	42,581	10,436	16,123
Other long term obligations	28,098	25,465	18,065	16,196	17,723
Total shareholders' equity	$ 67,430	$ 68,804	$ 95,904	$ 64,427	$ 65,047

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

GENERAL INDUSTRY TRENDS

The senior living industry is experiencing growth as a result of demographic factors. According to census data, the population in the United States over age 75 is growing much faster than the general population. A large number of independent and assisted living communities were built in the 1990s. This development activity caused an excess supply of new, high priced communities. Longer than projected fill up periods resulted in low occupancy, price discounting and financial distress for many independent and assisted living operators. Development activity was significantly reduced in the early part of this decade. We believe that the supply and demand for these types of facilities is today nationwide about balanced. We believe that the aging of the U.S. population and the almost complete reliance of independent and assisted living services upon revenues from residents' private pay resources should mean that these types of facilities can be profitably operated for the foreseeable future. However, it appears to us that today some investors may be assuming that the improvements in financial results realized at these types of communities during the past few years may continue indefinitely. The reported sales prices being paid today for some independent and assisted living communities seem to exceed replacement cost, including fill up losses. We are concerned that new development activity may occur in the near future, and it is currently unclear whether this activity will result in excess or moderate new supply which can be absorbed without adversely affecting existing market conditions.

The increasing availability of assisted living facilities in the 1990s caused occupancy at many nursing homes to decline. This fact, together with restrictions on development of new nursing homes by most states, has caused nursing care to be delivered in many older facilities. We believe that many nursing homes currently in operation are becoming physically obsolete and that eventually political pressures from an aging population will cause governmental authorities to permit increased new construction.

Rehabilitation hospitals provide intense medical services, intense physical therapy, occupational therapy and speech language services beyond the capability customarily available in skilled nursing facilities. We believe that if we are successful in our operation of our rehabilitation hospitals, our reputation in the rehabilitation business (including providing outpatient rehabilitation services) will be enhanced. This may provide other possible opportunities for us to acquire additional Inpatient Rehabilitation Facilities, or IRFs, or to provide increasing amounts of rehabilitation services at our senior living communities.

Institutional pharmacies provide large quantities of drugs at locations where patients with recurring pharmacy requirements are concentrated. The business rationale for an institutional pharmacy is to deliver drugs and pharmacy services more efficiently and at lower costs than from expensive retail locations which cater to short term requirements. The aging of the population and recent pharmacological innovations have created rapidly growing demand for pharmacy drugs and services. We believe that the Medicare D benefits program which became effective January 1, 2006 will increase the demand for pharmacy drugs and services and that cost containment pressures, which inevitably will be part of this government funded program, will increase business for efficient institutional pharmacy businesses such as those we have recently begun to operate, but that these same cost containment pressures may limit the long term profitability of this business.

We earn our revenues from residents primarily by providing housing and services to our residents. During 2006, approximately 33% of our net revenues from residents at our senior living communities came from the Medicare and Medicaid programs and 67% of our net revenues from residents came from private pay and other resources. We bill all private pay residents in advance for the housing and services to be provided in the following month.

Our material expenses were:

- Wages and benefits – includes wages for our employees working at our senior living communities and wage related expenses such as health insurance, workers compensation insurance and other benefits.
- Other operating expenses – includes utilities, housekeeping, dietary, maintenance, marketing, insurance and community level administrative costs at our senior living communities.
- Hospital expenses – includes wages and benefits for our hospital based staff and other operating expenses related to our hospital business.
- Pharmacy expenses – includes the cost of drugs dispensed to our patients as well as wages and benefits for our pharmacies and staff and other operating expenses related to our pharmacy business.
- Rent expense – we lease 144 of our 162 senior living communities and two rehabilitation hospitals from Senior Housing Properties Trust, or Senior Housing, and four senior living communities from Health Care Property Investors, or HCPI.
- Management fee to Sunrise Senior Living Services, Inc., or SLS – fees for the senior living communities SLS historically managed for us.
- General and administrative expenses – principally wage related costs for headquarters and regional staff supporting our communities.
- Depreciation and amortization expense – we incur depreciation expense on buildings and furniture and equipment.
- Interest expense – includes interest on outstanding debt balances and amortization of deferred financing costs.

The following information should be read in conjunction with the consolidated financial statements included in this Annual Report on Form 10-K.

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

Year ended December 31, 2006 versus year ended December 31, 2005

The following tables present an overview of our portfolio for the years ended December 31, 2006 and 2005:

	For the years ended December 31,			
(dollars in thousands, except per day amounts)	2006	2005	$ Variance	Change
Net revenues from residents	$ 748,003	$ 700,891	$ 47,112	7%
Hospital revenue	26,130	-	26,130	-
Pharmacy revenue	53,204	33,132	20,072	61%
Wages and benefits	384,005	356,367	27,638	8%
Other operating expenses	187,335	180,694	6,641	4%
Hospital expenses	23,589	-	23,589	-
Pharmacy expenses	52,972	31,823	21,149	66%
Management fee to SLS	8,744	21,256	(12,512)	-59%
Termination expense for SLS management agreements	129,913	86,286	43,627	51%
Rent expense	111,481	98,890	12,591	13%
General and administrative	33,829	28,221	5,608	20%
Depreciation and amortization	9,950	7,114	2,836	40%
Impairment of assets	-	2,333	(2,333)	-100%
Interest and other income	6,806	1,543	5,263	341%
Interest expense	4,365	3,741	624	17%
Provision for income taxes	-	-	-	-
Loss from discontinued operations	(4,625)	(3,000)	(1,625)	54%
Net loss	(116,665)	(84,159)	(32,506)	-39%
No. of senior living communities (end of period)	162	151	-	11
No. of living units (end of period)	18,117	16,810	-	1,307
Occupancy	91%	90%	-	1%
Average daily rate	$ 124	$ 127	$ (3)	-2%
Percent of net revenues from residents from Medicare	14%	15%	-	-1%
Percent of net revenues from residents from Medicaid	19%	20%	-	-1%
Percent of net revenues from residents from private and other sources	67%	65%	-	2%

Comparable Communities (communities that we operated continuously since January 1, 2005):

	For the years ended December 31,			
(dollars in thousands, except per day amounts)	2006	2005	$ Variance	Change
Net revenues from residents	$ 716,170	$ 688,782	$ 27,388	4%
Community expenses	544,333	527,524	16,809	3%
No. of communities (end of period)	144	144	-	-
No. of living units (end of period)	16,160	16,160	-	-
Occupancy	90%	90%	-	-
Average daily rate	$ 135	$ 130	5	4%
Percent of net revenues from residents from Medicare	14%	15%	-	-1%
Percent of net revenues from residents from Medicaid	20%	20%	-	-
Percent of net revenues from residents from private and other sources	66%	65%	-	1%

The 7% increase in net revenues from residents is due primarily to revenues from the six communities we acquired in June 2005, the 11 communities we acquired in the fourth quarter of 2006, higher per diem charges to residents and a 1% increase in occupancy. The 4% increase in net revenues from residents at the communities that we have operated continuously since January 1, 2005 is due primarily to higher per diem charges to residents. The increase in revenues from our hospitals is a result of our beginning operations at our hospitals in October 2006. The increase in revenues from our pharmacies is a result of our acquiring one pharmacy in each of June 2005, December 2005, May 2006 and November 2006.

Our 8% increase in wages and benefits costs is primarily due to wages and benefits at the six communities we acquired in June 2005, the 11 communities we acquired in the fourth quarter of 2006 and wage increases. The 4% increase in other operating expenses, which include utilities, housekeeping, dietary, maintenance, insurance and community level administrative costs, primarily results from the other operating expenses at the six communities we acquired in June 2005, the 11 communities we acquired in the fourth quarter of 2006 and increased charges from third parties. The community expenses for the communities that we have operated continuously since January 1, 2005 have increased by 3%, principally due to wage and benefit increases. The increase in hospital expenses is a result of our beginning operations at our hospitals in October 2006. The increase in pharmacy expenses is a result of our acquiring one pharmacy in each of June 2005, December 2005, May 2006 and November 2006. Management fees to SLS decreased due to our termination of 12 management agreements in November 2005, one agreement in February 2006, 10 agreements in June 2006 and seven agreements in December 2006. The 13% rent expense increase is primarily due to the communities that we began to lease in 2005 and 2006, the hospitals we began to lease in October 2006 and our payment of additional rent for capital improvements purchased by Senior Housing since January 1, 2005.

In April 2006, we sent notices to SLS to terminate management agreements for 10 of the 17 senior living communities that SLS then managed for us. On June 1, 2006, we paid SLS termination fees totaling $89.8 million and terminated the SLS management agreements for these 10 communities. In December 2006, we terminated the last seven agreements under which SLS managed senior living communities for us and paid SLS termination fees totaling $40.1 million. We no longer pay management fees to SLS.

The 20% increase in general and administrative expenses for the year ended December 31, 2006 results from the six communities we acquired in June 2005, the 11 communities we acquired in the fourth quarter of 2006, the 30 communities we began to operate that were previously managed for us by SLS and from the rehabilitation hospitals we began to operate in October 2006.

The 40% increase in depreciation and amortization for the year ended December 31, 2006 is primarily attributable to our purchase of furniture and fixtures for our communities and in connection with our pharmacy acquisitions.

Our interest and other income increased by $5.3 million, or 341%, for the year ended December 31, 2006, compared to the year ended December 31, 2005, primarily as a result of a payment from HealthSouth Corporation, or HealthSouth, to settle numerous transition matters and claims related to our assumption of the operations of the two rehabilitation hospitals. The amount of this settlement was approximately $2.4 million. Interest and other income also increased as a result of higher levels of investable cash and increased yields on our cash and investments.

Our interest expense increased by 17%, primarily due to the issuance of our convertible notes in October 2006.

Because of our operating loss carryforwards, we do not anticipate owing federal tax in 2006.

Loss from discontinued operations for the year ended December 31, 2006 increased $1.6 million to $4.6 million, compared to a loss of $3.0 million for the year ended December 31, 2005. The losses in both years are primarily due to operating expenses we incurred as a result of our shutting down operations at two communities in 2005 and 2006.

Year ended December 31, 2005 versus year ended December 31, 2004

The following tables present an overview of our portfolio for the years ended December 31, 2005 and 2004:

	For the years ended December 31,			
(dollars in thousands, except per day amounts)	2005	2004	$ Variance	Change
Net revenues from residents	$ 700,891	$ 584,615	$ 116,276	20%
Pharmacy revenue	33,132	13,209	19,923	151%
Wages and benefits	356,367	302,282	54,085	18%
Other operating expenses	180,694	153,472	27,222	18%
Pharmacy expenses	31,823	12,093	19,730	163%
Management fee to SLS	21,256	19,293	1,963	10%
Termination expense for SLS management agreements	86,286	-	86,286	-
Rent expense	98,890	82,453	16,437	20%
General and administrative	28,221	20,052	8,169	41%
Depreciation and amortization	7,114	3,372	3,742	111%
Impairment of assets	2,333	-	2,333	-
Interest and other income	1,543	1,666	(123)	-7%
Interest expense	3,741	1,172	2,569	219%
Provision for income taxes	-	120	(120)	-100%
Loss from discontinued operations	(3,000)	(1,890)	(1,110)	59%
Net (loss) income	(84,159)	3,291	(87,450)	-2,657%
No. of senior living communities (end of period)	151	144	-	7
No. of living units (end of period)	16,810	16,054	-	756
Occupancy	90%	89%	-	1%
Average daily rate	$ 127	$ 112	$ 15	13%
Percent of net revenues from residents from Medicare	15%	16%	-	-1%
Percent of net revenues from residents from Medicaid	20%	20%	-	-
Percent of net revenues from residents from private and other sources	65%	64%	-	1%

Comparable Communities (communities that we operated continuously since January 1, 2004):

	For the years ended December 31,			
(dollars in thousands, except per day amounts)	2005	2004	$Variance	Change
Net revenues from residents	$ 604,967	$ 574,952	$ 30,015	5%
Community expenses	469,062	448,161	20,901	5%
No. of communities (end of period)	97	97	-	-
No. of living units (end of period)	13,410	13,410	-	-
Occupancy	90%	90%	-	-
Average daily rate	$ 137	$ 131	6	5%
Percent of net revenues from residents from Medicare	17%	18%	-	-1%
Percent of net revenues from residents from Medicaid	23%	23%	-	-
Percent of net revenues from residents from private and other sources	60%	57%	-	3%

The 20% increase in net revenues from residents is due primarily to revenues from the 47 communities we acquired in November 2004, the six communities we acquired in June 2005, higher per diem charges to residents and a 1% increase in occupancy. The 5% increase in net revenues from residents at the communities that we operated continuously since January 1, 2004 is due primarily to higher per diem charges to residents. The increase in revenues from our pharmacies is a result of our acquiring one pharmacy in September 2004 and another pharmacy in June 2005.

Our 18% increase in wages and benefits costs is primarily due to wages and benefits at the 47 communities we acquired in November 2004, the six communities we acquired in June 2005 and wage increases. The 18% increase in other operating expenses, which include utilities, housekeeping, dietary, maintenance, insurance and community level administrative costs, primarily results from the other operating expenses at the 47 communities we acquired in November 2004, the six communities we acquired in June 2005 and increased charges from third parties. The community expenses for the communities that we have operated continuously since January 1, 2004 have increased by 5% principally due to wage and benefit increases. The increase in pharmacy expenses is a result of our acquiring one pharmacy in September 2004 and another pharmacy in June 2005. Management fees related to the 30 communities that SLS managed for us increased by 10% because of increased revenues at these communities and a contractual increase in the formula for calculating the management fee. The 20% rent expense increase is due to the addition of communities that we began to lease in 2004 and 2005, and our payment of additional rent for capital improvements purchased by Senior Housing since January 1, 2004.

The termination expense for SLS management agreements arose from our termination of management agreements for 13 of the 30 senior living communities that SLS managed for us. In August 2005, we notified SLS of the termination of management agreements for 12 senior living communities, and, in November 2005, we terminated these SLS management agreements for a payment of $81.5 million. In February 2006, we terminated the management agreement for one additional community for a payment of $4.8 million; but because we sent a binding termination notice to SLS for this community in December 2005, we accrued this termination fee in 2005.

The 41% increase in general and administrative expenses for the year ended December 31, 2005 primarily results from our increased operations at the 47 communities we acquired in November 2004, the six communities we acquired in June 2005, integration costs associated with our acquisition of those communities and increased audit and professional services fees for compliance with the Sarbanes-Oxley law requirements.

The 111% increase in depreciation and amortization for the year ended December 31, 2005 is primarily attributable to the 47 communities we acquired in November 2004 and the six communities we acquired in June 2005 and to our purchase of furniture and fixtures for our communities managed by SLS.

To partially fund our termination fee for the 12 management agreements with SLS on November 1, 2005, we sold the six communities that we acquired in June 2005 to Senior Housing for net proceeds of $56.7 million and Senior Housing leased these communities back to us. In connection with this sale of these communities to Senior Housing, we recognized a $2.3 million impairment charge to reduce the carrying value of these communities to the amount realized upon their sale to Senior Housing. The purchase price paid to us by Senior Housing is the same amount as the purchase price we paid to the seller of the communities. The impairment loss which we recognized in 2005 relates principally to transaction costs which we previously capitalized.

Our interest and other income decreased primarily because of lower levels of investable cash.

Our interest expense increased by $2.6 million, primarily due to the mortgages we assumed in connection with certain acquisitions.

The provision for income taxes decreased because we do not anticipate owing tax under the alternative minimum tax regime in 2005. We accrued $120,000 of federal alternative minimum income tax expense during the year ended December 31, 2004.

Loss from discontinued operations for the year ended December 31, 2005 was $3.0 million, compared to a loss of $1.9 million for the year ended December 31, 2004. These losses in both years are primarily the result of our ceasing operations at two communities in 2005 and three communities in 2004.

LIQUIDITY AND CAPITAL RESOURCES

We believe that a combination of our cash on hand, our efforts to increase revenues and contain costs, our ability to borrow on our revolving credit facility, our ability to sell to Senior Housing certain capital improvements made to communities that we lease from Senior Housing and the possibility of sales or financings of our owned communities will be sufficient to meet our working capital needs, operating expenses, rent payments to Senior Housing, debt service and capital expenditures for the next 12 months and the foreseeable future.

Assets and Liabilities

Our current assets at December 31, 2006 were $205.8 million, compared to $94.1 million at December 31, 2005. At December 31, 2006 and 2005, we had cash and cash equivalents of $46.2 million and $16.4 million, respectively. This increase in cash and cash equivalents is primarily the result of the issuance of our convertible notes in October 2006. Our current liabilities were $132.9 million at December 31, 2006, compared to $90.0 million at December 31, 2005. The increase in current liabilities is primarily the result of our electing to prepay seven mortgages in accordance with the terms of the related indebtedness. We expect to complete these prepayments totaling approximately $28.7 million by March 31, 2007.

Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation. Material changes are limited to reclassifying identifiable intangible assets to goodwill and other intangible assets from other long term assets. These reclassifications had no effect on net income (loss) or shareholders' equity.

Our Leases with Senior Housing
As of March 5, 2007, we lease 144 senior living communities and two rehabilitation hospitals from Senior Housing under six leases. Our leases with Senior Housing require us to pay minimum rent of $124.4 million annually and percentage rent for most communities.

The terms of our leases with Senior Housing contain provisions whereby Senior Housing may cancel our rights under these agreements upon the acquisition by any person or group of more than 9.8% of our voting stock and upon other "change of control" events. These leases also limit our ability to create, incur, assume or guarantee indebtedness. As of March 5, 2007, we believe we are in compliance with the terms of our leases with Senior Housing.

Upon our request, Senior Housing reimburses our capital expenditures made at the communities we lease from Senior Housing and increases our rent pursuant to contractual formulas. Senior Housing reimbursed us $23.7 million during the year ended December 31, 2006 for capital expenditures made at these leased communities and increased our annual rent by approximately $2.3 million.

In February 2006, we assumed the operations of a community from SLS which is located in Coral Springs, Florida. We began a significant capital improvement project at this community in 2006 that will continue into 2007 and the cost of this project may total approximately $5.0 million. Pursuant to the terms of our lease with Senior Housing, Senior Housing will fund the cost of this capital improvement project and our annual rent payable to Senior Housing will increase pursuant to the formula set forth in the lease.

Our Revenues
Our revenues from services to residents at our communities are our primary source of cash to fund our operating expenses, including rent, principal and interest payments on our debt and our capital expenditures. At some of our communities, operating revenues for nursing home services are received from the Medicare and Medicaid programs. Medicare and Medicaid revenues from residents were earned primarily at our 49 nursing homes. We derived 33% and 35% of our net revenues from residents from these programs for the years ended December 31, 2006 and 2005, respectively.

Our Medicare net revenues from senior living community residents totaled $103.7 million and $105.0 million for the years ended December 31, 2006 and 2005, respectively. In each of October 2006 and 2005, our Medicare rates increased by approximately 3% over the prior period. Our change in Medicare revenues from 2005 to 2006 resulted from a slight decrease in the number of residents at our facilities who were eligible for Medicare. Effective January 1, 2006, Federal Centers for Medicare and Medicaid Services, or, CMS, implemented changes to the payment categories it uses to set daily payment rates for Medicare beneficiaries in skilled nursing facilities. These categories are known as Resource Utilization Groups, or RUGs. CMS has introduced nine new payment categories for medically complex patients, increasing the number of categories from 44 to 53, and has made revisions to its payment rates for current RUGs. Also effective January 1, 2006, these RUG changes eliminated certain temporary additional payments for certain skilled nursing care and rehabilitation groups. These changes to Medicare reimbursement rates effectively eliminated the benefit of the October 2005 Medicare rate increases.

Our Medicaid net revenues from senior living community residents totaled $141.7 million and $137.0 million for the years ended December 31, 2006 and 2005, respectively. The Bush administration and certain members of the Senate and the House of Representatives have recently proposed Medicare and Medicaid policy changes and rate reductions to be phased in during the next several years. In addition, some of the states in which we operate either have not raised Medicaid rates by amounts sufficient to offset increasing costs or are expected to reduce Medicaid funding. The magnitude of the potential Medicare and Medicaid rate reductions and the impact of the failure of these programs to increase rates to match increasing expenses, as well as the magnitude of the potential Medicare and Medicaid policy changes, cannot currently be estimated, but they may be material to our operations, may affect our future results of operations and may produce losses.

We began to operate two rehabilitation hospitals in October 2006. Approximately 72% of our revenues from these hospitals came from the Medicare and Medicaid programs. In May 2004, CMS issued a rule establishing revised Medicare standards that rehabilitation hospitals are required to meet in order to participate as IRFs in the Medicare program, known as the "75% Rule". The 75% Rule is being phased in over a four year period that began on July 1, 2004. For cost reporting periods starting on and after July 1, 2006, 60% of a facility's inpatient population must require intensive rehabilitation services for one of CMS' designated medical conditions. For cost reporting periods starting on and after July 1, 2007, the requirement is 65% and for cost reporting periods starting on and after July 1, 2008, the requirement is 75%. An IRF that fails to meet the requirements of the 75% Rule is subject to reclassification as a different type of healthcare provider; and the effect of such reclassification would be to lower Medicare payment rates.

Under the Medicare Prescription Drug Improvement and Modernization Act of 2003, or MPDIMA, Medicare beneficiaries may receive prescription drug benefits effective January 1, 2006 by enrolling in private health plans or managed care organizations, or if they remain in a traditional Medicare program, by enrolling in stand alone prescription drug plans. As a result, our pharmacy operations became more dependent upon the Medicare program.

Insurance
Recent increases in the costs of insurance, especially tort liability insurance, workers compensation and employee health insurance, may continue to have an adverse impact upon our future results of operations. Although we self insure a large portion of these costs, our costs have increased as a result of the higher costs that we incur to settle claims.

Acquisitions and Related Financings
In March 2005, we acquired a 62 unit assisted living community located in Georgia for approximately $6.9 million. We financed the acquisition with cash on hand.

In June 2005, we acquired six assisted living communities for approximately $59.0 million; these communities had a combined licensed resident capacity of 654 and are located in western Pennsylvania. We funded this purchase using $10.0 million drawn under our revolving credit facility, the proceeds of a sale leaseback transaction and a mortgage transaction with Senior Housing. In connection with these transactions, we sold four assisted living communities to Senior Housing for $24.0 million and Senior Housing leased these communities back to us for initial rent of $2.2 million per year. Senior Housing also provided us with a $43.5 million first mortgage line of credit secured by the six purchased communities. We borrowed $24.0 million under the first mortgage line of credit when we closed this purchase and repaid it in August 2005 with proceeds raised from our sale of common shares.

In October 2005, we sold six communities to Senior Housing for net proceeds of $56.7 million and Senior Housing leased these communities back to us. Our initial rent to Senior Housing for these communities was $5.2 million per annum. The purchase price paid to us by Senior Housing is the same amount as the purchase price we paid to acquire the communities. In connection with the sale and leaseback of the six communities, we terminated the first mortgage line of credit with Senior Housing which had been secured by these facilities.

Between September and December 2006, we agreed to lease 11 senior living communities with 1,284 units which Senior Housing acquired from third parties. Six of these communities are assisted living communities (three of which offer some skilled nursing services), three are independent living communities and two are continuing care retirement communities which offer independent living, assisted living and skilled nursing services. Our rent payable to Senior Housing for these 11 communities is $9.0 million per year, plus future increases calculated as a percentage of the revenue increases at these communities after 2007. We added these communities to our existing lease with Senior Housing which has a current term ending in 2020, plus renewal options thereafter. Residents pay substantially all of our charges at these communities from their private resources.

Between June 2005 and November 2006, we acquired four institutional pharmacy businesses located in Omaha, Nebraska, West Hills, California, Myrtle Beach, South Carolina and Vienna, Virginia for approximately $4.6 million, $450,000, $3.6 million and $2.3 million, respectively.

Rehabilitation Hospitals
In October 2006, we began to lease two rehabilitation hospitals from Senior Housing. The term of the lease for these two hospitals expires on June 30, 2026, subject to our right to extend the term of the lease for an additional 20 years. These two hospitals provide health rehabilitation services and are located in Braintree and Woburn, Massachusetts. Our rent payable to Senior Housing for these hospitals is $10.3 million per year. These hospitals offer extensive inpatient and outpatient services that we believe are similar to services we provide, or may provide, in many of our senior living communities.

Discontinued Operations
During 2005, we ceased operations at one assisted living community in Los Angeles, California and one skilled nursing community in Milwaukee, Wisconsin. We leased these communities from Senior Housing. Senior Housing sold the assisted living community located in California in December 2005 for net proceeds of approximately $2.6 million, which caused a $260,000 reduction in the annual minimum rent we pay to Senior Housing in accordance with our lease terms. Senior Housing sold the skilled nursing community located in Wisconsin in December 2006 for net proceeds of approximately $1.3 million, which caused a $130,000 reduction in the annual minimum rent we pay to Senior Housing in accordance with our lease terms.

In June 2006, we ceased operations at two skilled nursing facilities located in Connecticut that we leased from Senior Housing. Senior Housing sold those facilities in November 2006 for net proceeds of approximately $5.6 million, which caused a $559,000 reduction in the annual minimum rent we pay to Senior Housing in accordance with our lease terms.

Termination of SLS Management Agreements
In November 2005, we terminated management agreements for 12 of the 30 senior living communities that SLS then managed for us, paid SLS termination fees totaling $81.5 million and began to directly operate these communities. We funded this termination payment with cash on hand, including the proceeds from our August and September 2005 common share offering, and with the proceeds of a sale leaseback transaction with Senior Housing for the six communities we acquired in June 2005. In February 2006, we terminated a management agreement for one senior living community that SLS then managed for us, paid SLS a termination fee of $4.8 million and began to directly operate this community. In June 2006, we terminated management agreements for 10 of the 17 senior living communities that SLS then managed for us, paid SLS termination fees totaling $89.8 million and began to directly operate these communities. We funded this termination payment with cash on hand, including the proceeds from our April 2006 common share offering. In December 2006, we terminated management agreements for all of the remaining senior living communities that SLS then managed for us, paid SLS termination fees totaling $40.1 million and began to directly operate these communities. We funded this termination payment with cash on hand, including the proceeds from our issuance of the convertible notes in October 2006. We no longer pay management fees to SLS.

Equity and Debt Financings
In December 2004 and January 2005, we issued 3,620,000 common shares in an underwritten public offering raising net proceeds of $28.8 million. We used a portion of the proceeds raised in this offering to pay off a $16.8 million mortgage loan with Senior Housing, and we added the remainder to our cash balances. In August and September 2005, we issued 7,750,000 common shares in an underwritten public offering raising net proceeds of $55.6 million. We used a portion of the proceeds raised in this offering to pay off the $24.0 million first mortgage line of credit with Senior Housing described above and to reduce amounts outstanding under our revolving credit facility, and we added the remainder to available cash balances. In April 2006, we issued 11,500,000 common shares in an underwritten public offering raising net proceeds of $114.0 million. We used a portion of the proceeds raised in this offering to pay the $89.8 million in termination fees for the 10 SLS management agreements we terminated in June 2006, and we added the remainder to available cash balances. In October 2006, we issued in a private placement $126.5 million principal amount of our convertible notes. We used the proceeds raised in this private placement to pay the termination fees for the remaining management agreements with SLS, and we added the remainder to available cash balances.

As of December 31, 2006, our contractual obligations were as follows (dollars in thousands):

CONTRACTUAL OBLIGATIONS	Payment due by period Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Debt Obligations[1]	$ 171,271	$ 33,317	$ 406	$ 353	$ 137,195
Operating Lease Obligations[2]	1,611,820	125,584	251,167	251,167	983,902
Other Long Term Liabilities Reflected on our Balance Sheet[3]	18,464	–	14,433	4,031	–
Total	$ 1,801,555	$ 158,901	$ 266,006	$ 255,551	$ 1,121,097

(1) Debt Obligations are the amounts due under several HUD insured mortgages as well as our outstanding convertible notes. Debt Obligations due in less than one year include the entire balances for the seven mortgages that we expect to prepay by March 31, 2007.

(2) Operating Lease Obligations are the minimum lease payments to Senior Housing and HCPI through the current lease terms ending between 2014 and 2026. These amounts do not include percentage rent that may become payable under these leases.

(3) Other Long Term Liabilities Reflected on our Balance Sheet are primarily insurance reserves related to workers compensation and professional liability insurance.

DEBT INSTRUMENTS AND COVENANTS

The interest rate on borrowings under our revolving credit facility is LIBOR plus a premium. The maximum amount available under this facility is $25.0 million, and is subject to limitations based upon qualifying collateral. We are the borrower under the revolving credit facility and certain of our subsidiaries guarantee our obligations under the facility. The facility is secured by our and our guarantor subsidiaries' accounts receivable, deposit accounts and related assets. The facility is available for acquisitions, working capital and general business purposes. The facility contains covenants requiring us to maintain collateral, minimum net worth and certain other financial ratios, places limits on our ability to incur or assume debt or create liens with respect to certain of our properties and has other customary provisions. In certain circumstances and subject to available collateral and lender approvals, the maximum amount which we may draw under this credit facility may be increased to $50.0 million. In July 2006, we entered into an amendment to the facility to lower the interest paid on drawings under the facility and to extend the termination date to May 8, 2008. The termination date may be further extended twice, in each case by twelve months, subject to lender approval, our payment of extension fees and other conditions. As of December 31, 2006 and March 5, 2007, no amounts were outstanding under this credit facility. As of December 31, 2006 and March 5, 2007, we believe we are in compliance with all applicable covenants under this revolving credit facility.

At December 31, 2006, we had 11 HUD insured mortgage loans totaling $44.8 million that were secured by nine of our communities. By April 30, 2007, we expect to have prepaid seven mortgages that were secured by six of our communities. We expect to pay approximately $28.7 million to payoff these seven mortgages, which will consist of approximately $27.8 million in principal and approximately $881,000 in prepayment penalties. Because we had carried these mortgages at a premium to their fair value, we will recognize a gain of approximately $4.5 million in connection with the early extinguishment of debt. The weighted average interest rate on these mortgages was 7.3%. The weighted average interest rate on the remaining four mortgages is 6.1%.

Payments of principal and interest are due monthly on our remaining four mortgages until maturities at varying dates ranging from February 2032 to June 2039. These mortgages contain standard HUD mortgage covenants. As of December 31, 2006 and March 5, 2007, we believe we are in compliance with all covenants of these four mortgages.

In October 2006, we issued in a private placement $126.5 million principal amount of convertible notes, which included $16.5 million principal amount of the notes issued pursuant to the underwriters exercise of an over allotment option. Our net proceeds from this private placement were approximately $122.6 million. These notes are convertible into our common shares at any time. The initial conversion rate, which is subject to possible adjustment, is 76.9231 common shares per $1,000 principal amount of notes, which represents an initial conversion price of $13.00 per share. A holder that surrenders notes for conversion in connection with a "make whole fundamental change," as defined in the indenture governing the notes, that occurs before October 20, 2011 may in some circumstances be entitled to an increased conversion rate (i.e. a lower per share conversion price).

The convertible notes bear interest at a rate of 3.75% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, starting on April 15, 2007. The notes mature on October 15, 2026. On or after October 20, 2011, we may redeem the notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the notes we redeem, plus any accrued and unpaid interest. On each of October 15, 2013, October 15, 2016 and October 15, 2021, holders of the notes may require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest. If a "fundamental change," as defined in the indenture governing the notes, occurs, holders of the notes may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest and, in certain circumstances, plus a make whole premium as defined in the indenture governing the notes. The notes are guaranteed by certain of our wholly owned subsidiaries. Our subsidiary guarantors may be released from their obligations under certain circumstances. As of December 31, 2006 and March 5, 2007, we believe we are in compliance with all covenants of the indenture pursuant to which these notes were issued.

OFF BALANCE SHEET ARRANGEMENTS

As of December 31, 2006, we had no off balance sheet arrangements, commercial paper, derivatives, swaps, hedges, third party guarantees, or material joint ventures or partnerships.

RELATED PERSON TRANSACTIONS

We were a 100% owned subsidiary of Senior Housing before December 31, 2001. On December 31, 2001, Senior Housing distributed substantially all of our then outstanding shares to its shareholders. In order to effect this spin off and to govern relations after the spin off, we entered into agreements with Senior Housing and others pursuant to which it was agreed, among other things, that:

- so long as Senior Housing remains a real estate investment trust, or a REIT, we may not waive the share ownership restrictions in our charter on the ability of any person or group to acquire more than 9.8% of any class of our equity shares without the consent of Senior Housing;
- so long as we are a tenant of Senior Housing, we will not permit nor take any action that, in the reasonable judgment of Senior Housing or HRPT Properties Trust (another REIT), or HRPT, might jeopardize the tax status of Senior Housing or HRPT as REITs;
- Senior Housing has the option, upon the acquisition by a person or group of more than 9.8% of our voting stock and upon other change in control events, as defined, to cancel all of our rights under the leases we have with Senior Housing; and
- so long as we maintain our shared services agreement with Reit Management & Research, LLC, or RMR, we will not acquire or finance any real estate without first giving Senior Housing, HRPT or any other publicly owned REIT or other entity managed by RMR, the opportunity to acquire or finance real estate investments of the type in which Senior Housing, HRPT or any other publicly owned REIT or other entity managed by RMR, respectively, invest.

At the time of our spin off from Senior Housing, all of the persons serving as our directors were trustees of Senior Housing. Our two managing directors, Messrs. Martin and Portnoy, are currently the managing trustees of Senior Housing.

Of the 162 senior living communities we operate, 144 are leased from Senior Housing for total annual minimum rent of $114.1 million.

Since January 1, 2006, we have entered into several transactions with Senior Housing, including:

- In October 2006, we began to lease two rehabilitation hospitals from Senior Housing. The term of the lease for these two hospitals expires on June 30, 2026, subject to our right to extend the term of the lease for an additional 20 years. These two hospitals provide health rehabilitation services and are located in Braintree and Woburn, Massachusetts. Our rent payable to Senior Housing for these hospitals is $10.3 million per year. These hospitals offer extensive inpatient and outpatient services that we believe are similar to services we provide, or may provide, in many of our senior living communities.
- In June 2006, we ceased operations at two communities located in Connecticut that were leased from Senior Housing. In November 2006, Senior Housing sold these two communities for net proceeds of approximately $5.6 million, which will reduce the annual minimum rent we pay to Senior Housing under our lease by $559,000.
- Between September and December 2006, we agreed to lease 11 senior living communities with 1,284 units which Senior Housing acquired from third parties. Six of these communities are assisted living communities (three of which offer some skilled nursing services), three are independent living communities and two are continuing care retirement communities which offer independent living, assisted living and skilled nursing services. Our rent payable to Senior Housing for these 11 communities is $9.0 million per year, plus future increases calculated as a percentage of the revenue increases at these communities after 2007. We added these communities to our existing lease with Senior Housing which has a current term ending in 2020, plus renewal options thereafter. Residents pay substantially all of our charges at these communities from their private resources.
- During 2006, as permitted by our leases with Senior Housing, we sold to Senior Housing, at cost, approximately $23.7 million of improvements made to properties leased from Senior Housing, and, as a result, our annual rent payable to Senior Housing increased by approximately $2.3 million.

RMR provides certain management and administrative services to us under a shared services agreement. RMR is compensated at an annual rate equal to 0.6% of our total revenues. Aggregate fees earned by RMR for services during 2006, 2005 and 2004, were $4.9 million, $4.7 million and $3.7 million, respectively. RMR also provides the internal audit function for us and for other publicly owned companies to which it provides management or other services. Our pro rata share of RMR's costs in providing that function for the years ended 2006, 2005 and 2004 was $173,000, $106,938 and $80,489, respectively. Our audit committee appoints our director of internal audit, and our compensation committee approves his salary. Our compensation committee also approves the costs we pay with respect to our internal audit function. The fact that RMR has responsibilities to other entities, including our most significant landlord, Senior Housing, could create conflicts; and in the event of such conflicts between Senior Housing and us, the shared services agreement allows RMR to act on behalf of Senior Housing rather than on our behalf. RMR is beneficially owned by Messrs. Barry M. Portnoy, one of our managing directors, and his son, Adam D. Portnoy, President and Chief Executive Officer and a director of RMR, a managing trustee of HRPT and Hospitality Properties Trust (another REIT) and a nominee for election as a managing trustee of Senior Housing. All transactions between us and RMR are approved by our compensation committee.

Our Chief Executive Officer and Chief Financial Officer are also officers and employees of RMR. These officers devote a substantial majority of their business time to our affairs and the remainder to RMR's business which is separate from our business. We believe the compensation we pay to these officers reasonably reflects their division of business time; however, periodically, these individuals may divide their business time differently than they do currently and their compensation from us may become disproportionate to this division.

A subsidiary of RMR is the owner of the building in which our headquarters is located. This lease expires in 2011. We paid rent, which includes our proportional share of utilities and real estate taxes, under this lease during 2006, 2005 and 2004 of $938,000, $711,000 and $561,000, respectively. This lease has been amended at various times to take into account our needs for increasing space.

In December 2006, we commenced leasing space for a regional office in Atlanta, Georgia from HRPT. This lease expires in 2011. We paid rent, which includes our proportional share of utilities and real estate taxes, under this lease during 2006 of $4,709.

We believe that all our transactions with related parties are on reasonable commercial terms; and all such transactions between us and related parties are approved by our independent directors.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies concern revenue recognition, our assessment of the net realizable value of our accounts receivable, the realizable value of long term assets, accounting for long term care contracts, accounting for business combinations and our assessment of reserves related to our self insurance programs.

Our revenue recognition policies involve judgments about Medicare and Medicaid rate calculations. These judgments are based principally upon our experience with these programs and our knowledge and familiarity with the current rules and regulations of these programs. We recognize revenues when services are provided and these amounts are reported at their estimated net realizable amounts. Some Medicare and Medicaid revenues are subject to audit and retroactive adjustment, and sometimes retroactive legislative changes.

Our policies for valuing accounts receivable involve significant judgments based upon our experience, including consideration of the age of the receivables, the terms of the agreements with our residents, their third party payors or other obligors, the residents or payors stated intent to pay, the residents or payors financial capacity and other factors which may include litigation or appeal proceedings.

We regularly evaluate whether events or changes in circumstances have occurred that could indicate impairment in the value of long lived assets. If there is an indication that the carrying value of an asset is not recoverable, we estimate the projected undiscounted cash flows from the asset to determine if an impairment loss should be recognized. We determine the amount of impairment loss by comparing the historical carrying value of the asset to its estimated fair value. We determine estimated fair value through an evaluation of recent financial performance, recent sales of similar assets, market conditions and projected discounted cash flows of properties using standard industry valuation techniques. This process requires that estimates be made and errors in our judgments or estimates could have a material effect on our financial statements.

At one of our communities, we offer continuing care contracts under which residents may pay admission fees in exchange for reduced charges during their occupancy. These fees may be refundable or non-refundable, or partially refundable and partially non-refundable. We record these fees as obligations and amortize the non-refundable amounts into revenue over the actuarially determined remaining lives of the individual residents which are the expected periods of occupancy. Actuarially determined remaining lives are estimates based upon general demographic samplings and averages. Our decision to amortize the non-refundable fees over actuarially determined lives is based upon our estimates that these residents will remain at our facilities for that period. The actual remaining lives and the actual period of occupancy of the individual residents who pay the non-refundable fees may differ materially from these estimates. In the future, if we find that such differences are material, we may change the actuarial tables which we use and we may change our estimates that these residents will remain at our facilities for these periods; and these changes could have a material impact upon our financial statements.

Each of our acquisitions has been accounted for as a purchase business combination in accordance with Statement of Financial Accounting Standards No. 141. Purchase accounting requires that we make certain judgments and estimates based on our experience, including determining the fair value and useful lives of assets acquired and the fair value of liabilities assumed. Some of our judgments and estimates are also based upon published industry statistics and in some cases third party appraisals.

Determining reserves for the self insurance portions of our insurance programs involves significant judgments based upon our experience, including projected settlements for pending claims, known incidents which we expect may result in claims, estimates of incurred but not yet reported claims, claims experience, estimated litigation costs and other factors. We also periodically receive and rely upon recommendations from professional consultants in establishing these reserves; however, these reserves may prove to be materially inaccurate.

In the future we may need to revise the judgments, estimates and assessments we use to formulate our critical accounting policies to incorporate information which is not now known. We cannot predict the effect changes to these premises underlying our critical accounting policies may have on our future results of operations, although such changes could be material and adverse.

INFLATION AND DEFLATION

Inflation in the past several years in the U.S. has been modest. Future inflation might have either positive or negative impacts on our business. Rising price levels may allow us to increase occupancy charges to residents, but may also cause our operating costs, including our percentage rent, to increase. Also, our ability to affect rate increases paid by the Medicare and Medicaid programs will be limited despite inflation.

Deflation would likely have a negative impact upon us. A large component of our expenses consists of our minimum rental obligations to Senior Housing and HCPI. Accordingly we believe that a general decline in price levels which could cause our charges to residents to decline would likely not be fully offset by a decline in our expenses.

SEASONALITY

Our senior living business is subject to modest effects of seasonality. During the calendar fourth quarter holiday periods, nursing home and assisted living residents are sometimes discharged to join family celebrations and admission decisions are often deferred. The first quarter of each calendar year usually coincides with increased illness among nursing home and assisted living residents which can result in increased costs or discharges to hospitals. As a result of these factors, nursing home and assisted living operations sometimes produce greater earnings in the second and third quarters of a calendar year and lesser earnings in the first and fourth quarters. We do not believe that this seasonality will cause fluctuations in our revenues or operating cash flow to such an extent that we will have difficulty paying our expenses, including rent, which do not fluctuate seasonally.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk by monitoring available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2005. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future.

Changes in market interest rates also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the fair value of our fixed rate debt. For example: based upon discounted cash flow analysis, if prevailing interest rates were to increase by 10%, the market value of our $171.3 million mortgage debt and convertible notes outstanding on December 31, 2006 would decline by about $6.8 million; and, similarly, if prevailing interest rates were to decline by 10% and other credit market considerations remained unchanged, the market value of our $171.3 million mortgage debt and convertible notes outstanding on December 31, 2006, would increase by about $7.4 million.

Our revolving credit facility bears interest at floating rates and matures in May 2008. As of December 31, 2006 and March 5, 2007, no amounts were outstanding under this credit facility. We borrow in U.S. dollars and borrowings under our revolving credit facility bear interest at LIBOR plus 150 basis points. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR. A change in interest rates would not affect the value of any outstanding floating rate debt but could affect our operating results. For example, if the maximum amount of $25.0 million were drawn under our credit facility and interest rates decreased or increased by 1% per annum, our interest expense would decrease or increase by $250,000 per year, or $0.01 per share, based on currently outstanding common shares. If interest rates were to change gradually over time, the impact would occur over time.

Our exposure to fluctuations in interest rates may increase in the future if we incur debt to fund acquisitions or otherwise.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS ANNUAL REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS.

IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN OUR FORWARD LOOKING STATEMENTS ARE:

- THE TERMINATION OF OUR MANAGEMENT AGREEMENTS WITH SUNRISE SENIOR LIVING SERVICES, INC., OR SLS, MAY NOT IMPROVE OUR FINANCIAL RESULTS OR MAY CAUSE US TO EXPERIENCE OPERATING LOSSES. ALTHOUGH OUR EXPECTATION IS OTHERWISE, WE MAY BE UNABLE TO OPERATE THE COMMUNITIES SLS MANAGED FOR US AS PROFITABLY AS THEY WERE OPERATED BY SLS; AND
- OPERATING MARGINS FOR OUR TWO REHABILITATION HOSPITALS MAY BE LOWER THAN WE CURRENTLY ANTICIPATE OR MAY DECLINE. WE MAY BE UNABLE TO OPERATE THESE HOSPITALS PROFITABLY AND WE MAY EXPERIENCE LOSSES FROM OUR OPERATION OF THESE HOSPITALS. ALSO, THE PERCENTAGE OF PATIENTS AT THESE HOSPITALS WHICH MEET CERTAIN MEDICARE REQUIREMENTS MAY NOT BE AS HIGH AS WE CURRENTLY ANTICIPATE OR MAY DECLINE AND, AS A RESULT, THESE HOSPITALS MAY RECEIVE LOWER MEDICARE RATES THAN WE CURRENTLY ANTICIPATE.

OTHER RISKS MAY ADVERSELY IMPACT US, AS DESCRIBED MORE FULLY IN OUR ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER "ITEM 1A. RISK FACTORS."

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

MANAGEMENT REPORT ON ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2006, our internal control over financial reporting is effective.

Ernst & Young LLP, the independent registered public accounting firm that audited our 2006 consolidated financial statements included in this Annual Report, has issued an attestation report on our assessment of our internal control over financial reporting. Its report appears elsewhere herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FIVE STAR QUALITY CARE, INC.

We have audited the accompanying consolidated balance sheets of Five Star Quality Care, Inc., as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Five Star Quality Care, Inc. at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Five Star Quality Care, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FIVE STAR QUALITY CARE, INC.

We have audited management's assessment, included in Item 9A of Five Star Quality Care, Inc.'s Annual Report on Form 10-K under the heading Management Report on Assessment of Internal Control Over Financial Reporting, that Five Star Quality Care, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Five Star Quality Care, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Five Star Quality Care, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Five Star Quality Care, Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Five Star Quality Care, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated February 28, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Boston, Massachusetts
February 28, 2007

CONSOLIDATED BALANCE SHEET

(dollars in thousands, except share data)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 46,241	$ 16,376
Accounts receivable, net of allowance of $5,005 and $6,124 at December 31, 2006 and 2005, respectively	67,791	46,124
Prepaid expenses	16,112	7,560
Investments	50,434	632
Restricted cash - insurance arrangements	3,043	2,639
Restricted investments - insurance arrangements	2,448	2,442
Restricted cash - other	4,925	10,281
Other current assets	14,766	8,060
Total current assets	205,760	94,114
Property and equipment, net	114,898	96,743
Restricted cash - insurance arrangements	7,786	6,528
Restricted investments - insurance arrangements	6,262	6,039
Restricted cash - other	774	914
Mortgage notes receivable	2,484	5,337
Goodwill and other intangible assets	22,611	18,048
Other long term assets	5,836	1,217
	$ 366,411	$ 228,940
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 22,805	$ 14,639
Accrued expenses	18,825	14,470
Accrued compensation and benefits	19,218	18,341
Due to SNH	9,988	8,659
Due to SLS	-	7,185
Mortgage notes payable	33,317	626
Accrued real estate taxes	6,035	7,872
Security deposit liability	12,309	11,854
Other current liabilities	10,432	6,322
Total current liabilities	132,929	89,968
Long term liabilities:		
Mortgage notes payable	11,454	44,703
Convertible senior notes	126,500	-
Continuing care contracts	3,649	3,638
Other long term liabilities	24,449	21,827
Total long term liabilities	166,052	70,168
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, par value $0.01: 1,000,000 shares authorized, none issued	-	-
Common stock, par value $0.01: 50,000,000 shares authorized, 31,682,134 and 20,060,934 shares issued and outstanding at December 31, 2006 and 2005, respectively	316	201
Additional paid-in capital	286,344	171,552
Accumulated deficit	(219,435)	(102,770)
Unrealized gain (loss) on investments	205	(179)
Total shareholders' equity	67,430	68,804
	$ 366,411	$ 228,940

See accompanying notes.

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share data)

	For the year ended December 31,		
	2006	2005	2004
REVENUES:			
Net revenues from residents	$ 748,003	$ 700,891	$ 584,615
Hospital revenue	26,130	-	-
Pharmacy revenue	53,204	33,132	13,209
Total revenues	827,337	734,023	597,824
Operating expenses:			
Wages and benefits	384,005	356,367	302,282
Other operating expenses	187,335	180,694	153,472
Hospital expenses	23,589	-	-
Pharmacy expenses	52,972	31,823	12,093
Management fee to SLS	8,744	21,256	19,293
Termination expense for SLS management agreements	129,913	86,286	-
Rent expense	111,481	98,890	82,453
General and administrative	33,829	28,221	20,052
Depreciation and amortization	9,950	7,114	3,372
Impairment of assets	-	2,333	-
Total operating expenses	941,818	812,984	593,017
Operating (loss) income	(114,481)	(78,961)	4,807
Interest and other income	6,806	1,543	1,666
Interest expense	(4,365)	(3,741)	(1,172)
(Loss) income from continuing operations before income taxes	(112,040)	(81,159)	5,301
Provision for income taxes	-	-	(120)
(Loss) income from continuing operations	(112,040)	(81,159)	5,181
Loss from discontinued operations	(4,625)	(3,000)	(1,890)
Net (loss) income	$ (116,665)	$ (84,159)	$ 3,291
Weighted average shares outstanding	28,605	14,879	8,716
Basic and diluted (loss) income per share from:			
Continuing operations	$ (3.92)	$ (5.45)	$ 0.59
Discontinued operations	(0.16)	(0.20)	(0.22)
Net (loss) income per share	$ (4.08)	$ (5.65)	$ 0.37

See accompanying notes.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(dollars in thousands, except share data)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Unrealized Gain (Loss) on Investments	Total
Balance at December 31, 2003	8,513,634	$ 85	$ 86,244	$ (21,902)	$ -	$ 64,427
Comprehensive income:						
Net income	-	-	-	3,291	-	3,291
Unrealized loss on investments	-	-	-	-	(40)	(40)
Total comprehensive income	-	-	-	3,291	(40)	3,251
Stock grants	83,000	1	540	-	-	541
Issuance of stock, pursuant to equity offering	3,500,000	35	27,650	-	-	27,685
Balance at December 31, 2004	12,096,634	121	114,434	(18,611)	(40)	95,904
Comprehensive income:						
Net loss	-	-	-	(84,159)	-	(84,159)
Unrealized loss on investments	-	-	-	-	(139)	(139)
Total comprehensive income	-	-	-	(84,159)	(139)	(84,298)
Stock grants	84,300	1	584	-	-	585
Issuance of stock, pursuant to equity offering	7,880,000	79	56,534	-	-	56,613
Balance at December 31, 2005	20,060,934	201	171,552	(102,770)	(179)	68,804
Comprehensive income:						
Net loss	-	-	-	(116,665)	-	(116,665)
Unrealized loss on investments	-	-	-	-	384	384
Total comprehensive income	-	-	-	(116,665)	384	(116,281)
Stock grants	121,200	1	1,276	-	-	1,277
Issuance of stock, pursuant to equity offering	11,500,000	114	113,516	-	-	113,630
Balance at December 31, 2006	31,682,134	$ 316	$ 286,344	$ (219,435)	$ 205	$ 67,430

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollars in thousands)

	For the year ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (116,665)	$ (84,159)	$ 3,291
Adjustments to reconcile net (loss) income			
to cash (used in) provided by operating activities:			
Depreciation and amortization	9,950	7,113	3,372
Impairment of assets	-	2,333	-
Loss from discontinued operations	4,625	3,000	1,890
Provision for losses on receivables, net	(1,119)	845	973
Unrealized gain (loss) on investments	384	(139)	(40)
Changes in assets and liabilities:			
Accounts receivable	(20,232)	(8,234)	(6,098)
Prepaid expenses and other assets	(16,433)	(430)	942
Investments	(49,802)	(632)	-
Accounts payable and accrued expenses	12,521	1,629	(10,093)
Accrued compensation and benefits	877	3,511	4,066
Due to SNH	1,329	698	1,900
Due (from) to SLS	(7,185)	6,876	(5,825)
Other current and long term liabilities	5,159	13,955	7,114
Cash (used in) provided by operating activities	(176,591)	(53,634)	1,492
Net cash used in discontinued operations	(4,625)	(3,000)	(1,890)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Deposits into restricted cash and investment accounts, net	(926)	(10,050)	(5,290)
Acquisition of property and equipment	(51,134)	(105,473)	(138,936)
Acquisition of pharmacy, net of cash acquired	(5,968)	(4,880)	(3,525)
Proceeds from sales of property and equipment	-	80,678	122,682
Proceeds from disposition of property and equipment held for sale	23,729	15,470	9,457
Withdrawals from restricted cash for purchases			
of property and equipment	4,531	8,614	7,521
Cash used in investing activities	(29,768)	(15,641)	(8,091)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock, net	114,907	56,752	27,725
Proceeds from borrowings on revolving credit facility	38,000	32,000	22,000
Repayments of borrowings on revolving credit facility	(38,000)	(32,000)	(26,000)
Proceeds from first mortgage line of credit	-	24,000	-
Repayments of first mortgage line of credit	-	(24,000)	-
Proceeds from convertible senior notes payable	126,500	-	-
Proceeds from mortgage note payable	-	3,485	122,015
Repayments of mortgage notes payable	(558)	(737)	(123,467)
Cash provided by financing activities	240,849	59,500	22,273
Change in cash and cash equivalents	29,865	(12,775)	13,784
Cash and cash equivalents at beginning of year	16,376	29,151	15,367
Cash and cash equivalents at end of year	$ 46,241	$ 16,376	$ 29,151
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ 2,702	$ 2,634	$ 512
Non-cash investing and financing activities:			
Issuance of common stock	1,277	585	541
Assumption of mortgage	-	-	86,764

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except share data)

1. ORGANIZATION AND BUSINESS

We were organized on April 27, 2000, as a wholly owned subsidiary of Senior Housing Properties Trust, or Senior Housing. On December 31, 2001, Senior Housing distributed all of our common shares to its shareholders. Concurrent with our spin-off, we entered into agreements with Senior Housing and others to govern our initial capitalization and other matters.

As of December 31, 2006, we operated 162 senior living communities containing 18,117 living units, including 113 primarily independent and assisted living communities containing 13,701 living units and 49 nursing homes containing 4,416 living units. Of our 113 primarily independent and assisted living communities, we leased 97 communities containing 12,498 living units from Senior Housing, our former parent, and we own or lease from parties other than Senior Housing 16 communities containing 1,203 living units. We lease all but two of our nursing homes from Senior Housing. Our 162 communities include 5,601 independent living apartments, 6,541 assisted living suites and 5,975 skilled nursing beds. We also operate six institutional pharmacies, one of which provides mail order pharmaceuticals to the general public, and we operate two rehabilitation hospitals that we lease from Senior Housing. Our two rehabilitation hospitals contain 342 beds available for inpatient services and 21 affiliated outpatient clinics

We experienced losses in 2005 and 2006. We believe that a combination of our cash on hand, our efforts to increase revenues and contain costs, our ability to borrow on our revolving credit facility, our ability to sell to Senior Housing certain capital improvements made to communities leased from Senior Housing and the possibility of sales or financings of our owned communities will be sufficient to meet our working capital needs, operating expenses, rent payments to Senior Housing, debt service and capital expenditures for the next 12 months and the foreseeable future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying consolidated financial statements include our accounts and those of all of our subsidiaries. All intercompany transactions have been eliminated.

Use of Estimates. Preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. Some significant estimates include our self insurance reserves and the allowance for doubtful accounts and contractual allowances. The actual results could differ from our estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated financial statements in the period that they are determined.

Cash and cash equivalents. Cash and cash equivalents, consisting of investments with original maturities of three months or less at the date of purchase, are carried at cost plus accrued interest, which approximates market.

Investments. Investments include securities that are held principally for resale in the near term. These investments are classified as trading and are carried at fair value, with changes in fair value recorded in earnings. Trading investments at December 31, 2006 consist entirely of auction rate securities. We did not have any trading investments at December 31, 2005. Interest and dividends are included in net interest income. In 2006, these investments generated interest income of $330.

Securities not classified as trading are classified as available for sale and carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity. Available for sale investments at December 31, 2006 and 2005 consisted of corporate bonds, preferred securities and variable rate demand obligations. At December 31, 2006, our investments had a fair value of $4,334 and an unrealized holding gain of $231. At December 31, 2005, our investments had a fair value of $632 and an unrealized holding loss of $18.

Restricted cash - insurance arrangements. Restricted cash - insurance arrangements is cash that we deposited as security for letters of credit which secure obligations arising from our self insurance programs.

Restricted investments - insurance arrangements. Restricted investments - insurance arrangements are investments held by our captive insurance companies that may be used to pay claims under our self insurance programs. These investments are classified as available for sale and carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity. The unrealized loss on investments shown on the consolidated balance sheet represents the difference between the market value of these investments calculated by using quoted market prices on the date they were acquired and on December 31, 2006. At December 31, 2006, our investments had a fair value of $8,710 and an unrealized holding gain of $153. At December 31, 2005, our investments had a fair value of $8,481 and an unrealized holding loss of $161.

(dollars in thousands, except share data)

Restricted cash – other. Restricted cash – other as of December 31, 2006 and 2005 includes the following amounts for which we are required to establish escrows: (i) Florida regulatory requirements; (ii) future capital expenditures, as required by our leases with Senior Housing and our management agreements with SLS; (iii) real estate taxes and capital expenditures as required by our mortgages; (iv) resident security deposits and (v) miscellaneous business reasons:

	2006		2005	
	Current	Long Term	Current	Long Term
(i) Florida regulatory requirements	$ –	$ 518	$ –	$ 518
(ii) Future capital expenditures, as required by our leases with Senior Housing or our management agreements with SLS	-	–	5,060	–
(iii) Real estate taxes and capital expenditures as required by our mortgages	2,870	–	2,000	–
(iv) Resident security deposits	2,055	–	3,221	-
(v) Regulatory	-	256	–	396
	$ 4,925	$ 774	$10,281	$ 914

Accounts receivable and allowance for doubtful accounts. We record accounts receivable at their estimated net realizable value. We estimate allowances for uncollectible amounts based upon factors which include, but are not limited to, the age of the receivable and the terms of the agreements, the residents', patients' or third party payors' stated intent to pay, their financial capacity to pay and other factors which may include likelihood and cost of litigation. Accounts receivable allowances are estimates. We periodically review and revise these estimates based on new information and these revisions may be material.

During 2006, 2005 and 2004, we increased our allowance for doubtful accounts by $4,165, $3,950 and $3,600, respectively, and wrote off accounts receivable of $5,284, $3,104 and $2,627, respectively.

Included in accounts receivable as of December 31, 2006 and 2005 are amounts due from the Federal Government Medicare program of $32,586 and $14,103, respectively, and amounts due from various state Medicaid programs of $15,576 and $16,392, respectively.

Deferred finance costs. We capitalize issuance costs related to borrowings and amortize the deferred costs over the terms of the respective loans. The unamortized balance of deferred finance costs was $4,897 and $1,039 at December 31, 2006 and 2005, respectively. Accumulated amortization related to deferred finance costs was $526 and $1,013 at December 31, 2006 and 2005, respectively. At December 31, 2006, the weighted average amortization period remaining is approximately 21 years. The amortization expenses to be incurred during the next five years as of December 31, 2006 are $384 in 2007 and $214 in each of 2008, 2009, 2010 and 2011.

Property and equipment. Property and equipment is stated at cost. We record depreciation on property and equipment on a straight line basis over estimated useful lives of up to 40 years for buildings, up to 15 years for building improvements and up to seven years for personal property. We regularly evaluate whether events or changes in circumstances have occurred that could indicate impairment in the value of long lived assets. If there is an indication that the carrying value of an asset is not recoverable, we estimate the projected undiscounted cash flows from the asset to determine if an impairment loss should be recognized. We determine the amount of impairment loss by comparing the historical carrying value of the asset to its estimated fair value. We determine estimated fair value through an evaluation of recent financial performance, recent sales of similar assets, market conditions and projected discounted cash flows of properties using standard industry valuation techniques.

During 2005, we recognized a $2,333 impairment charge to reduce the carrying value of six communities to the amount realized upon their sale to Senior Housing (see Note 11).

Goodwill and other intangible assets. Goodwill represents the costs of business acquisitions in excess of the fair value of identifiable net assets acquired. We review goodwill and other intangible assets annually, or more frequently if events or changes in circumstances exist, for impairment. If our review indicates that the carrying amount of goodwill and other intangible assets exceeds its fair value, we reduce the carrying amount to fair value.

Self insurance. We self insure up to certain limits for workers compensation and professional liability. Claims in excess of these limits are retained by third party insurance providers up to contractual limits, over which we are self insured. We fully self insure all employee health related claims. We accrue the estimated cost of self insured amounts based on projected settlements for pending claims, known incidents which we expect may result in claims, estimates of incurred but not yet reported claims and incidents and expected changes in premiums for insurance provided by third party insurers whose policies provide for retroactive adjustments. We periodically adjust these estimates based upon our claims experience, recommendations from our professional consultants, changes in market conditions and other factors; such adjustments may be material.

(dollars in thousands, except share data)

Continuing care contracts. Residents at one of our communities may enter into continuing care contracts. We offer two forms of continuing care contracts to new residents. One form of contract provides that 10% of the resident admission fee becomes non-refundable upon occupancy, and the remaining 90% becomes non-refundable at the rate of 1.5% per month of the original amount over the subsequent 60 months. The second form of contract provides that 30% of the resident admission fee is non-refundable upon occupancy and 70% is refundable. Three other forms of continuing care contracts are in effect for existing residents but are not offered to new residents. One historical form of contract provides that the resident admission fee is 10% non-refundable upon occupancy and 90% refundable. A second historical form of contract provides that the resident admission fee is 100% refundable. A third historical form of contract provides that the resident admission fee is 1% refundable and 99% non-refundable upon admission. In each case, we amortize the non-refundable part of these fees into revenue over the actuarially determined remaining life of the resident, which is the expected period of occupancy by the resident. We pay refunds of our admission fees when residents relocate from our communities. We report the refundable amount of these admission fees as current liabilities and the nonrefundable amount as deferred revenue, a portion of which is classified as a current liability. Portions of the refundable payments are included in restricted cash in our consolidated balance sheet. The refundable admission fees as of December 31, 2006 and 2005 were $10,575 and $6,197, respectively.

Convertible debt. In October 2006, we sold $126,500 in aggregate principal amount of convertible notes (see Note 8). Holders of these notes may convert their notes into shares of our common stock subject to prior maturity, redemption or repurchase. On or after October 20, 2011, we have the option, or the Call Option, to redeem the notes at a redemption price equal to 100% of the principal amount of the notes, plus accrued but unpaid interest. On each of October 15, 2013, 2016 and 2021, holders of the notes have the option, or the Put Option, to require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes, plus accrued but unpaid interest. A holder that surrenders the notes for conversion in connection with a make whole fundamental change that occurs before October 20, 2011 may in certain circumstances be entitled to an increased conversion rate, or the Make Whole Payment.

Leases. On the inception date of a lease and upon any relevant amendments to such lease, we test the classification of such lease as either a capital lease or an operating lease. None of our leases have met any of the criteria to qualify as a capital lease under SFAS 13, "Accounting for Leases", and, therefore, we have accounted for all of our leases as operating leases.

Income taxes. We account for income taxes under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 109, "Accounting for Income Taxes", or SFAS 109. Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected to be realized (see Note 5).

We pay franchise taxes in certain states in which we have operations. We have included franchise taxes in general and administrative and other operating expenses in our consolidated statement of operations.

Fair value of financial instruments. Our financial instruments are limited to cash and cash equivalents, trading securities, securities held for sale, accounts receivable, accounts payable, the refundable portion of continuing care contracts, mortgage notes receivable and payable and our convertible notes. The fair value of these financial instruments was not materially different from their carrying values at December 31, 2006 and 2005. Our estimates of fair values were based on current market prices and discounted cash flow analysis.

Revenue recognition. Our revenues are derived primarily from services to residents and patients at our senior living communities and hospitals. We accrue revenues when services are provided. Some of our services are provided with the expectation of payment from governments or other third party payors. We derived approximately 33%, 36% and 41% of our net resident revenues in 2006, 2005 and 2004, respectively, from payments under federal and state medical assistance programs. For the three months ended December 31, 2006, approximately 72% of our hospital revenues were received from these programs. Revenues under some of these programs are subject to audit and retroactive adjustment.

Medicare revenues from residents totaled $103,735, $105,033 and $102,287 during 2006, 2005 and 2004, respectively. Medicaid revenues from residents totaled $141,661, $136,963 and $133,127 during 2006, 2005 and 2004, respectively. Our Medicare and Medicaid revenues from our hospitals were $13,744 and $5,020, respectively for the three months ended December 31, 2006. Both the Federal Government and some of the states in which we operate are considering plans to reduce Medicare and Medicaid funding, or to stop or reduce the projected increases in such funding. We cannot estimate the magnitude of potential Medicaid and Medicare rate reductions but it may be material. Medicaid and Medicare rates reductions or a failure of such program to increase rates to match our increasing costs, if they occur, may have a negative impact in our revenues, may decrease our net income and may cause us to incur losses.

Per common share amounts. We computed earnings (loss) per share for the years ended December 31, 2006, 2005 and 2004, using the weighted average number of shares outstanding during each year. We have no common share equivalents other than unvested restricted stock, or other dilutive instruments other than our convertible notes.

(dollars in thousands, except share data)

Reclassifications. Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation. Material changes are limited to reclassifying identifiable intangible assets to Goodwill and other intangible assets from Other long term assets. These reclassifications had no effect on net income (loss) or shareholders' equity.

Recently Issued Accounting Standards. On December 16, 2004, the Financial Accounting Standards Board, or the FASB, issued SFAS Statement No. 123 (revised 2004), "Share-Based Payment", or SFAS 123(R), which is a revision of SFAS Statement No. 123, "Accounting for Stock-Based Compensation", or SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends SFAS Statement No. 95, "Statement of Cash Flows". Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted SFAS 123(R) on January 1, 2006 using the prospective method as described in SFAS No. 123(R). The adoption of this standard did not have a material impact in our fiscal year 2006.

New Accounting Pronouncement. In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes", or FIN 48. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 prescribes how we should recognize, measure and present in our financial statements uncertain tax positions that we have taken or we expect to take in a tax return. Pursuant to FIN 48, we can recognize a tax benefit only if it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent the "more likely than not" standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that is more than 50% likely of being realized upon settlement. We are currently evaluating the effect that adoption of FIN 48 will have on our consolidated financial statements; however, we do not anticipate the effect, if any, will be material.

3. PROPERTY AND EQUIPMENT

Property and equipment, at cost, as of December 31, 2006 and 2005, consists of:

	2006	2005
Land	$ 6,685	$ 6,439
Buildings and improvements	82,293	75,540
Furniture, fixtures and equipment	46,685	26,215
	135,663	108,194
Accumulated depreciation	(20,765)	(11,451)
	$ 114,898	$ 96,743

As of December 31, 2006 and 2005, we had assets classified as held for sale of $15,266 and $5,331, respectively, included in our property and equipment, that we intend to sell to Senior Housing as permitted by our leases.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

During 2006 and 2005, we recorded $3,663 and $1,426 of goodwill generated from acquisitions discussed in Note 11 to these consolidated financial statements. As of December 31, 2006 and 2005, we had goodwill of $17,722 and $14,059, respectively.

During 2006 and 2005, we recorded $1,344 and $2,580 of intangible assets that related to customer relationships we acquired in connection with our pharmacy acquisitions. These intangible assets are subject to amortization. As of December 31, 2006 and 2005, the unamortized balance of intangible assets was $5,986 and $4,305, respectively. At December 31, 2006, the weighted average amortization period remaining is approximately 17 years. We amortize intangible assets using the straight-line method over the useful lives of the assets commencing on the date of acquisition. Amortization expense associated with customer agreements totaled $380, $219 and $118 in 2006, 2005 and 2004, respectively. Accumulated amortization was $716 and $337 at December 31, 2006 and 2005, respectively. Amortization expense is estimated to be approximately $399 in 2007, $394 in 2008 and $311in 2009, 2010 and 2011, respectively.

(dollars in thousands, except share data)

18. PRO FORMA INFORMATION (UNAUDITED)

Pro forma operating results assuming commencement of operations, as of January 1, 2005, of the six communities we acquired in June 2005, are as follows:

	2005
	(unaudited)
Revenues	$ 742,269
Expenses	819,668
Operating loss	(77,399)
Interest and other income	1,596
Interest expense	(4,892)
Loss from continuing operations	(80,695)
Loss from discontinued operations	(3,000)
Net loss	$ (83,695)

These unaudited pro forma operating results do not represent or are not indicative of our operating results for any future date or period. Actual future results may be materially different from pro forma results. Differences could arise from many factors.

(dollars in thousands, except share data)

6. LINE OF CREDIT

The maximum amount available under this facility is $25,000, and is subject to limitations based upon qualifying collateral. We are the borrower under this revolving credit facility and certain of our subsidiaries guarantee our obligations under the facility. The facility is secured by our and our guarantor subsidiaries' accounts receivable, deposit accounts and related assets. The facility is available for acquisitions, working capital and general business purposes. The facility contains covenants requiring us to maintain collateral, minimum net worth and certain other financial ratios, places limits on our ability to incur or assume debt or create liens with respect to certain of our properties and has other customary provisions. In certain circumstances and subject to available collateral and lender approvals, the maximum amount which we may draw under this credit facility may be increased to $50,000. In July 2006, we entered into an amendment to the facility to lower the interest paid on drawings under the facility and to extend the termination date to May 8, 2008. The termination date may be further extended twice, in each case by twelve months, subject to lender approval, our payment of extension fees and other conditions. As of December 31, 2006 and March 5, 2007, no amounts were outstanding under this credit facility. As of December 31, 2006 and March 5, 2007 we believe we are in compliance with all applicable covenants under this revolving credit facility. Interest expense and other associated costs related to this facility and our prior revolving credit facility were $205, $167 and $85 for the years ended December 31, 2006, 2005 and 2004, respectively.

7. MORTGAGES PAYABLE

At December 31, 2006, nine of our communities were encumbered by 11 Department of Housing and Urban Development, or HUD, insured mortgages. In order to record the mortgages that we assumed in connection with the November 2004 acquisition of mortgaged properties from LTA Holdings, Inc., or LTA, at their estimated fair value, we recorded mortgage premiums totaling $6,534. We are amortizing the mortgage premiums as a reduction to interest expense over the remaining term of the mortgages. Mortgage interest expense, net of premium amortization, was $2,768 and $2,427 for the years ended December 31, 2006 and 2005, respectively. The mortgages require monthly payments into escrow for taxes, insurance and property replacement funds. Withdrawals from escrow require HUD approval.

By April 30, 2007, we expect to have prepaid seven mortgages that were secured by six of our communities. We will pay approximately $28,681 to payoff these seven mortgages, which will consist of approximately $27,826 in principal and approximately $881 in prepayment penalties. Because we had carried these mortgages at a premium to their fair value, we will recognize a gain of approximately $4,464 in connection with the early extinguishment of debt in 2007. The weighted average cash interest rate for these seven mortgages was 7.3%.

The following table is a summary of the mortgage notes payable that will be outstanding as of March 31, 2007

Principal Balance as of December 31, 2006	Monthly Payment	Cash Interest Rate	Effective Interest Rate	Maturity Date	Fair Value Premium Adjustment as of December 31, 2006	Total Mortgage Payable as of December 31, 2006
$ 4,885	$ 27	5.55%	5.55%	May 2039	$ –	$ 4,885
1,338	10	8.00%	5.60%	January 2038	382	1,720
3,410	19	5.25%	5.25%	June 2035	–	3,410
1,184	9	8.45%	5.60%	November 2037	400	1,584
$ 10,817	$ 65	6.08%(1)			$ 782	$ 11,599

(1) Weighted average interest rate

Principal payments due under the terms of these four mortgages are as follows:

2007	$ 127
2008	135
2009	143
2010	151
2011	160
Thereafter	10,101
	$ 10,817

(dollars in thousands, except share data)

8. CONVERTIBLE SENIOR NOTES DUE 2026

In October 2006, we issued in a private placement $126,500 principal amount of convertible notes, which included $16,500 principal amount issued pursuant to the underwriters' exercise of an option to cover over allotments. Our net proceeds from this offering were approximately $122,600.

These notes are convertible into our common shares at any time. The initial conversion rate, which is subject to adjustment, is 76.9231 common shares per $1 principal amount of notes, which represents an initial conversion price of $13.00 per share. A holder that surrenders notes for conversion in connection with a "make-whole fundamental change", as defined in the indenture governing the notes, that occurs before October 20, 2011 may in some circumstances be entitled to an increased conversion rate.

These notes bear interest at a rate of 3.75% per annum, payable semi-annually in arrears on April 15 and October 15 of each year, starting on April 15, 2007. The notes mature on October 15, 2026. On or after October 20, 2011, we may redeem the notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the notes we redeem, plus any accrued and unpaid interest. On each of October 15, 2013, October 15, 2016 and October 15, 2021, holders of the notes may require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest. If a "fundamental change", as defined in the indenture governing the notes, occurs, holders of the notes may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest and, in certain circumstances, plus a make whole premium as defined in the indenture governing the notes. Interest expense related to the notes was $974 for the year ended December 31, 2006. The notes are guaranteed by certain of our wholly owned subsidiaries. Our subsidiary guarantors may be released from their obligations under certain circumstances. As of December 31, 2006 and March 5, 2007, we believe we are in compliance with all applicable covenants of the indenture pursuant to which the notes were issued.

9. LEASES

As of December 31, 2006, we leased 144 communities and two hospitals under six non-cancelable leases with Senior Housing, and leased 4 communities under a lease with Healthcare Property Investors, Inc., or HCPI. These leases are "triple-net" leases which require that we pay for all costs incurred in the operation of the communities, including the cost of insurance and real estate taxes, maintain the communities and indemnify the landlord for any liability which may arise from its ownership during the lease term

Our leases with Senior Housing for our 144 senior living communities require us to pay additional rent equal to 4% of the amount by which gross revenues of the communities we operate exceed gross revenues in a base year.

Senior Housing has agreed to fund amounts that we request for renovations and improvements to communities we lease from them in return for rent increases according to formulas in the leases. In 2006, Senior Housing funded $23,729 for renovations and improvements to some of our communities. As a result and in accordance with our leases, our annual minimum rent to Senior Housing increased by $2,340.

The following table is a summary of our leases:

	Number of properties	Annual minimum rent as of December 31, 2006	Initial expiration date	Renewal terms
1. Four Senior Housing leases for skilled nursing facilities and independent and assisted living communities[1]	114	$ 49,139	December 31, 2020	One 15-year renewal option.
2. One Senior Housing lease for communities previously operated by SLS	30	65,012	December 31, 2017	Two consecutive renewal options for 10 and 5 years (15 years total).
3. One Senior Housing lease for rehabilitation hospitals	2	10,250	June 30, 2026	One 20-year renewal option.
4. One HCPI lease	4	1,183	June 30, 2014	Two 10-year renewal options.
Totals	150	$ 125,584		

(1) Three of these four leases exist to accommodate mortgage financings in affect at the time Senior Housing acquired the leased properties; we have agreed to combine all four of these leases into one lease when these mortgages are paid.

(dollars in thousands, except share data)

The future minimum rents required by our leases as of December 31, 2006, are as follows:

2007	$ 125,584
2008	125,584
2009	125,584
2010	125,584
2011	125,584
Thereafter	983,901
	$ 1,611,821

10. SHAREHOLDERS' EQUITY

In January, August and September 2005, we issued a total of 7,880,000 common shares in underwritten public offerings raising proceeds, net of underwriting commissions and other costs, of $56,613.

In April 2006, we issued 11,500,000 common shares in an underwritten public offering raising proceeds, net of underwriting commissions and other costs, of $113,630.

We issued 121,200 and 84,300 common shares in 2006 and 2005, respectively, to our directors, officers and others who provide services to us. We valued the shares at the average price of our common shares on the American Stock Exchange on the dates of issue, or $1,277 in total in 2006, based on a $10.53 weighted average share price and $585 in total in 2005 based on a $6.95 weighted average share price. Shares issued to directors vested immediately; shares issued to our officers and other individuals who provide services to us vest in three to five years and are recognized in our statement of operations ratably. As of December 31, 2006, 2,645,500 of our common shares remain available for issuance under our 2001 Stock Option and Stock Incentive Plan.

11. ACQUISITIONS

In March 2005, we acquired a 62 unit assisted living community located in Georgia for approximately $6,900. We financed this acquisition with cash on hand.

In June 2005, we acquired six assisted living communities for approximately $59,000, including closing costs. These communities have a licensed resident capacity of 654 and are located in western Pennsylvania. We funded this purchase using $10,000 drawn under our revolving credit facility and the proceeds from a sale leaseback and a mortgage transaction with Senior Housing. We acquired these communities because they compliment our business strategy of focusing our operations in high quality senior living assets when residents pay for our services with private resources. All of the revenues of these communities come from residents' private resources. In connection with this acquisition, we sold four different assisted living communities in June 2005 to Senior Housing for $24,000 and Senior Housing leased these communities back to us for initial rent of $2,160 per annum. Senior Housing also provided a $43,500 first mortgage line of credit secured by six communities. We borrowed $24,000 under this first mortgage line of credit when we closed the purchase and repaid it in August 2005 with the proceeds from our sale of common shares described in Note 10 above. We allocated the purchase price of approximately $59,000 to land, buildings and equipment.

In connection with our termination of management agreements for 12 communities managed by SLS in November 2005, we sold the six communities to Senior Housing for $56,680, and Senior Housing leased these communities back to us. Our initial rent to Senior Housing for these communities is $5,220 per annum. We recognized a $2,333 impairment charge to reduce the carrying value of these communities to the amount realized upon the sale to Senior Housing, or $56,680. The gross purchase price paid to us by Senior Housing was equal to the same amount as the purchase price we paid to the seller of the communities. The impairment loss which we recognized relates principally to transaction costs.

In addition to our community acquisitions, we have purchased four institutional pharmacies in 2005 and 2006. In June 2005, we purchased one pharmacy located in Nebraska for approximately $4,600. In December 2005, we purchased another pharmacy located in California for approximately $450. In May 2006, we purchased another pharmacy in South Carolina for approximately $3,600. In November 2006, we purchased another pharmacy located in Virginia for approximately $2,300. We allocated the purchase prices of these pharmacies to working capital assets, customer relationships and goodwill based on the fair value of the assets acquired and liabilities assumed.

We accounted for each of these acquisitions using the purchase method of accounting, and we have included the results of operations of these acquisitions in our consolidated statement of operations from the date of acquisition. Our purchase accounting allocations for certain 2006 acquisitions is preliminary, primarily with respect to our valuations of intangibles. We expect to complete our purchase accounting allocations during 2007. Pro forma results for these 2006 acquisitions have not been presented because the effect of the acquisitions is not considered material.

(dollars in thousands, except share data)

12. DISCONTINUED OPERATIONS

During 2005, we ceased operations at one assisted living community in Los Angeles, California, and one skilled nursing community in Milwaukee, Wisconsin. We leased these communities from Senior Housing. Senior Housing sold the assisted living community located in California in December 2005 for net proceeds of approximately $2,600, which caused a $260 reduction in the annual minimum rent we pay to Senior Housing in accordance with our lease terms. Senior Housing sold the skilled nursing community located in Wisconsin in December 2006 for net proceeds of approximately $1,300, which caused a $130 reduction in the annual minimum rent we pay to Senior Housing in accordance with our lease terms.

During 2006, we ceased operations at two skilled nursing facilities located in Connecticut that we leased from Senior Housing. Senior Housing sold these facilities in November 2006 for net proceeds of approximately $5,600, which caused a $559 reduction in the annual minimum rent we pay to Senior Housing in accordance with our lease terms.

As of December 31, 2006, substantially all of our assets and liabilities related to the communities where we have ceased operations have been disposed of and paid, respectively. We have reclassified the consolidated statement of operations for all periods presented to show the results of operations of these communities as discontinued. Below is a summary of the operating results of these discontinued operations included in the financial statements for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Revenues	$ 19,078	$ 31,676	$ 30,462
Expenses	23,703	34,676	32,352
Net loss	$ (4,625)	$ (3,000)	$ (1,890)

13. TRANSACTIONS WITH AFFILIATES

We were a 100% owned subsidiary of Senior Housing before December 31, 2001. On December 31, 2001, Senior Housing distributed substantially all of our then outstanding shares to its shareholders. In order to effect this spin off and to govern relations after the spin off, we entered into agreements with Senior Housing and others pursuant to which it was agreed, among other things, that:

- so long as Senior Housing remains a real estate investment trust, or a REIT, we may not waive the share ownership restrictions in our charter on the ability of any person or group to acquire more than 9.8% of any class of our equity shares without the consent of Senior Housing;

- so long as we are a tenant of Senior Housing, we will not permit nor take any action that, in the reasonable judgment of Senior Housing or HRPT Properties Trust (another REIT which owns shares of Senior Housing), or HRPT, might jeopardize the tax status of Senior Housing or HRPT as REITs;

- Senior Housing has the option, upon the acquisition by a person or group of more than 9.8% of our voting stock and upon other change in control events, as defined, to cancel all of our rights under the leases we have with Senior Housing; and

- so long as we maintain our shared services agreement with RMR we will not acquire or finance any real estate without first giving Senior Housing, HRPT or any other publicly owned REIT or other entity managed by RMR, the opportunity to acquire or finance real estate investments of the type in which Senior Housing, HRPT or any other publicly owned REIT or other entity managed by RMR, respectively, invest.

At the time of our spin off from Senior Housing, all of the persons serving as our directors were trustees of Senior Housing. Our two managing directors, Messrs. Martin and Portnoy, are currently the managing trustees of Senior Housing.

Of the 162 senior living communities we operate, 144 are leased from Senior Housing for total annual minimum rent of $114,151.

Since January 1, 2006, we have entered into several transactions with Senior Housing, including:

- In October 2006, we began to lease two rehabilitation hospitals from Senior Housing. The term of the lease for these two hospitals expires on June 30, 2026, subject to our right to extend the term of the lease for an additional 20 years. These two hospitals provide health rehabilitation services and are located in Braintree and Woburn, Massachusetts. Our rent payable to Senior Housing for these hospitals is $10,250 per year. These hospitals offer extensive inpatient and outpatient services that we believe are similar to services we provide, or may provide, in many of our senior living communities.

(dollars in thousands, except share data)

- In June 2006, we ceased operations at two communities located in Connecticut that were leased from Senior Housing. In November 2006, Senior Housing sold these two facilities for net proceeds of approximately $5,600, which will reduce the annual minimum rent we pay to Senior Housing under our lease by $559.

- Between September and December 2006, we agreed to lease 11 senior living communities with 1,284 units which Senior Housing acquired from third parties. Six of these communities are assisted living communities (three of which offer some skilled nursing services), three are independent living communities and two are continuing care retirement communities which offer independent living, assisted living and skilled nursing services. Our rent payable to Senior Housing for these 11 communities is $9,007 per year, plus future increases calculated as a percentage of the revenue increases at these communities after 2007. We added these communities to our existing lease with Senior Housing which has a current term ending in 2020, plus renewal options thereafter. Residents pay substantially all of our charges at these communities from their private resources.

- During 2006, as permitted by our leases with Senior Housing, we sold to Senior Housing, at cost, approximately $23,729 of improvements made to properties leased from Senior Housing, and, as a result, our annual rent payable to Senior Housing increased by approximately $2,340.

RMR provides certain management and administrative services to us under a shared services agreement. RMR is compensated at an annual rate equal to 0.6% of our total revenues. Aggregate fees earned by RMR for services during 2006, 2005 and 2004, were $4,857, $4,663 and $3,700, respectively. RMR also provides the internal audit function for us and for other publicly owned companies to which it provides management or other services. Our pro rata share of RMR's costs in providing that function for the years ended 2006, 2005 and 2004 was $173, $107 and $80, respectively. Our audit committee appoints our director of internal audit, and our compensation committee approves his salary. The fact that RMR has responsibilities to other entities, including our most significant landlord, Senior Housing, could create conflicts; and in the event of such conflicts between Senior Housing and us, the shared services agreement allows RMR to act on behalf of Senior Housing rather than on our behalf. RMR is beneficially owned by Messrs. Barry M. Portnoy, one of our managing directors, and his son, Adam D. Portnoy, President and Chief Executive Officer and a director of RMR, a managing trustee of HRPT and Hospitality Properties Trust (another REIT) and a nominee for election as managing trustee of Senior Housing. All transactions between us and RMR are approved by our compensation committee.

Our Chief Executive Officer and Chief Financial Officer are also officers and employees of RMR. These officers devote a substantial majority of their business time to our affairs and the remainder to RMR's business which is separate from our business. We believe the compensation we pay to these officers reasonably reflects their division of business time; however, periodically, these individuals may divide their business time differently than they do currently and their compensation from us may become disproportionate to this division.

A subsidiary of RMR is the owner of the building in which our headquarters is located.This lease expires in 2011. We paid rent, which includes our proportional share of utilities and real estate taxes, under this lease during 2006, 2005 and 2004 of $938, $711 and $561, respectively. This lease has been amended at various times to take into account our needs for increasing space and all amendments to this lease have been approved by our independent directors.

In December 2006, we commenced leasing space for a regional office in Atlanta, Georgia from HRPT. This lease expires in 2011. We paid rent which includes our proportional share of utilities and real estate taxes, under this lease during 2006 of $5.

We believe that all our transactions with related parties are all on reasonable commercial terms; and all such transactions between us and related parties are approved by our independent directors.

14. EMPLOYEE BENEFIT PLANS

We have established and assumed several employee savings plans under the provisions of Section 401(k) of the Internal Revenue Code. All employees are eligible to participate in at least one of our plans and are entitled, upon termination or retirement, to receive their vested portion of the plan assets. For some of our plans, we match a certain level of employee contributions. We also pay certain expenses related to all of our plans. Expenses for all our plans, including our contributions, were $193, $244 and $35 for the years ended December 31, 2006, 2005 and 2004, respectively.

(dollars in thousands, except share data)

15. SEGMENT INFORMATION

During 2005 and 2006 we operated substantially in one reportable segment, which is the business of operating senior living communities, including independent living and congregate care communities, assisted living communities and nursing homes. Our pharmacy and rehabilitation hospital operations are not significant segments of our business and, accordingly, we combine those segments with our business of operating senior living communities. If and as these businesses grow we may reconsider whether segment reporting is appropriate. All of our operations and assets are located in the United States.

16. GUARANTOR FINANCIAL INFORMATION

Our convertible notes are guaranteed by certain of our domestic wholly owned subsidiaries. Such guarantees are full, unconditional and joint and several. Separate financial statements of the wholly owned subsidiaries are not presented because we have determined that they would not be material. Condensed consolidating financial information related to the Company, its guarantor subsidiaries and non-guarantor subsidiaries as of December 31, 2006, 2005 and 2004 are reflected below:

Condensed Consolidating Statement of Operations
For the year ended December 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Net revenues from residents	$ -	$ 328,786	$ 419,217	$ -	$ 748,003
Hospital revenue	-		26,130	-	26,130
Pharmacy revenue	-		53,204	-	53,204
Total revenues		328,786	498,551	-	827,337
Operating expenses:					
Wages and benefits	-	143,329	240,676	-	384,005
Other operating expenses	-	87,773	99,562	-	187,335
Hospital expenses	-	-	23,589		23,589
Pharmacy expenses	-	-	52,972	-	52,972
Management fee to SLS	-	8,744	-	-	8,744
Termination expense for SLS management agreements	-	129,913	-	-	129,913
Rent expense	-	65,171	46,310	-	111,481
General and administrative	-	-	33,829	-	33,829
Depreciation and amortization	-	4,192	5,758	-	9,950
Total operating expenses	-	439,122	502,696	-	941,818
Operating (loss) income	-	(110,336)	(4,145)	-	(114,481)
Interest and other income	-	313	6,493	-	6,806
Interest expense	-	(24)	(4,341)	-	(4,365)
Equity in earnings of subsidiaries	(116,665)	-	-	116,665	-
(Loss) income from continuing operations before income taxes	(116,665)	(110,047)	(1,993)	116,665	(112,040)
Provision for income taxes	-	-	-	-	-
(Loss) income from continuing operations	(116,665)	(110,047)	(1,993)	116,665	(112,040)
Loss from discontinued operations	-	(74)	(4,551)	-	(4,625)
Net (loss) income	$ (116,665)	$ (110,121)	$ (6,544)	$ 116,665	$ (116,665)

(dollars in thousands, except share data)

Condensed Consolidating Statement of Operations
For the year ended December 31, 2005

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Net revenues from residents	$ -	$ 314,990	$ 385,901	$ -	$ 700,891
Pharmacy revenue	-	-	33,132	-	33,132
Total revenues	-	314,990	419,033	-	734,023
Operating expenses:					
Wages and benefits	-	131,779	224,588	-	356,367
Other operating expenses	-	90,368	90,326	-	180,694
Pharmacy expenses	-	-	31,823	-	31,823
Management fee to SLS	-	21,256	-	-	21,256
Termination expense for SLS management agreements	-	86,286	-	-	86,286
Rent expense	-	64,556	34,334	-	98,890
General and administrative	-	-	28,221	-	28,221
Depreciation and amortization	-	2,562	4,552	-	7,114
Impairment of assets	-	-	2,333	-	2,333
Total operating expenses	-	396,807	416,177	-	812,984
Operating (loss) income	-	(81,817)	2,856	-	(78,961)
Interest and other income	-	170	1,373	-	1,543
Interest expense	-	-	(3,741)	-	(3,741)
Equity in earnings of subsidiaries	(84,159)	-	-	84,159	-
(Loss) income from continuing operations before income taxes	(84,159)	(81,647)	488	84,159	(81,159)
Provision for income taxes	-	-	-	-	-
(Loss) income from continuing operations	(84,159)	(81,647)	488	84,159	(81,159)
Loss from discontinued operations	-	(272)	(2,728)	-	(3,000)
Net (loss) income	$ (84,159)	$ (81,919)	$ (2,240)	$ 84,159	$ (84,159)

(dollars in thousands, except share data)

Condensed Consolidating Statement of Operations
For the year ended December 31, 2004

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues:					
Net revenues from residents	$ –	$ 302,760	$ 281,855	$ –	$ 584,615
Pharmacy revenue	–	–	13,209	–	13,209
Total revenues	–	302,760	295,064	–	597,824
Operating expenses:					
Wages and benefits	–	126,868	175,414	–	302,282
Other operating expense	–	88,287	65,185	–	153,472
Pharmacy expenses	–	–	12,093	–	12,093
Management fee to SLS	–	19,293	–	–	19,293
Rent expense	–	64,023	18,430	–	82,453
General and administrative	–	–	20,052	–	20,052
Depreciation and amortization	–	1,339	2,033	–	3,372
Total operating expenses	–	299,810	293,207	–	593,017
Operating income	–	2,950	1,857	–	4,807
Interest and other income	–	66	1,600	–	1,666
Interest expense	–	–	(1,172)	–	(1,172)
Equity in earnings of subsidiaries	3,291	–	-	(3,291)	–
Income (loss) from continuing operations before income taxes	3,291	3,016	2,285	(3,291)	5,301
Provision for income taxes	–	–	(120)	–	(120)
Income (loss) from continuing operations	3,291	3,016	2,165	(3,291)	5,181
Loss from discontinued operations	–	(692)	(1,198)	–	(1,890)
Net income (loss)	$ 3,291	$ 2,324	$ 967	$ (3,291)	$ 3,291

(dollars in thousands, except share data)

Condensed Consolidating Balance Sheet
As of December 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ -	$ 8,065	$ 38,176	$ -	$ 46,241
Accounts receivable, net	-	13,209	54,582	-	67,791
Investments	-	-	50,434	-	50,434
Prepaid expenses and other current assets	-	8,353	32,941	-	41,294
Total current assets	-	29,627	176,133	-	205,760
Property and equipment, net	-	23,061	91,837	-	114,898
Investment in subsidiary and long term receivable from (to) subsidiaries	200	-	200	(400)	-
Restricted cash	-	3,072	11,750	-	14,822
Intercompany	228,656	-	-	(228,656)	-
Mortgage notes receivable	-	-	2,484	-	2,484
Goodwill and other intangible assets	-	-	22,611	-	22,611
Other long term assets	-	-	5,836	-	5,836
	$ 228,856	$ 55,760	$ 310,851	$ (229,056)	$ 366,411
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and other current liabilities	$ -	$ 41,852	$ 57,760	$ -	$ 99,612
Mortgage notes payable	-	-	33,317	-	33,317
Total current liabilities	-	41,852	91,077	-	132,929
Long term liabilities:					
Mortgage notes payable	-	-	11,454	-	11,454
Convertible senior notes	-	-	126,500	-	126,500
Notes payable to related parties	200	-	-	(200)	-
Other long term liabilities	-	6,431	21,667	-	28,098
Total long term liabilities	-	6,431	159,621	(200)	166,052
Total shareholders' equity	228,656	7,477	60,153	(228,856)	67,430
	$ 228,856	$ 55,760	$ 310,851	$ (229,056)	$ 366,411

(dollars in thousands, except share data)

Condensed Consolidating Balance Sheet
As of December 31, 2005

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash	$ -	$ 7,076	$ 9,300	$ -	$ 16,376
Accounts receivable, net	-	15,535	30,589	-	46,124
Investments	-	-	632	-	632
Prepaid expenses and other current assets	-	6,143	24,839	-	30,982
Total current assets	-	28,754	65,360	-	94,114
Property and equipment, net	-	19,200	77,543	-	96,743
Investment in subsidiary and long term receivable from (to) subsidiaries	200	-	200	(400)	-
Restricted cash	-	3,798	9,683	-	13,481
Intercompany	113,749	-	-	(113,749)	-
Mortgage notes receivable	-	-	5,337	-	5,337
Goodwill and other intangible assets	-	-	18,048	-	18,048
Other long term assets	-	402	815	-	1,217
	$ 113,949	$ 52,154	$ 176,986	$ (114,149)	$ 228,940
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and other current liabilities	$ -	$ 25,262	$ 64,080	$ -	$ 89,342
Current mortgage notes payable	-	-	626	-	626
Total current liabilities	-	25,262	64,706	-	89,968
Long term liabilities:					
Mortgage notes payable	-	-	44,703	-	44,703
Notes payable to related parties	200	-	-	(200)	-
Other long term liabilities	-	6,179	19,286	-	25,465
Total long term liabilities	200	6,179	63,989	(200)	70,168
Total shareholders' equity	113,749	20,713	48,291	(113,949)	68,804
	$ 113,949	$ 52,154	$ 176,986	$ (114,149)	$ 228,940

(dollars in thousands, except share data)

Condensed Consolidating Balance Sheet
As of December 31, 2004

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash	$ -	$ 7,650	$ 21,501	$ -	$ 29,151
Accounts receivable, net	-	11,676	25,066	-	36,742
Prepaid expenses and other current assets	-	12,498	15,852	-	28,350
Total current assets	-	31,824	62,419	-	94,243
Property and equipment, net	-	12,671	82,518	-	95,189
Investment in subsidiary and long term receivable from (to) subsidiaries	200	-	200	(400)	--
Restricted cash	-	8,842	3,322	-	12,164
Intercompany	56,551	-	-	(56,551)	--
Mortgage notes receivable	-	-	6,099	-	6,099
Goodwill and other intangible assets	-	-	11,548	-	11,548
Other long term assets	-	402	3,340	-	3,742
	$ 56,751	$ 53,739	$ 169,446	$ (56,951)	$ 222,985
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and other current liabilities	$ -	$ 24,597	$ 41,838	$ -	$ 66,435
Current mortgage notes payable	-	-	463	-	463
Total current liabilities	-	24,597	42,301	-	66,898
Long term liabilities:					
Mortgage notes payable	-	-	42,118	-	42,118
Notes payable to related parties	200	-	-	(200)	-
Other long term liabilities	-	6,320	11,745	-	18,065
Total long term liabilities	200	6,320	53,863	(200)	60,183
Total shareholders' equity	56,551	22,822	73,282	(56,751)	95,904
	$ 56,751	$ 53,739	$ 169,446	$ (56,951)	$ 222,985

(dollars in thousands, except share data)

Condensed Consolidating Balance Sheet
As of December 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net (loss) income	$ (116,665)	$ (110,120)	$ (6,545)	$ 116,665	$ (116,665)
Undistributed equity in earnings of subsidiaries	116,665	-	-	(116,665)	-
Adjustments to reconcile net income to cash provided by (used in) operating activities, net	-	118,138	(182,689)	-	(64,551)
Net cash used in operating activities	-	8,018	(189,234)	-	(181,216)
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital expenditures	-	(17,481)	(39,621)	-	(57,102)
Proceeds from the sale of property and equipment	-	9,425	14,304	-	23,729
Other, net	-	1,027	2,578	-	3,605
Net cash (used in) provided by investing activities	-	(7,029)	(22,739)	-	(29,768)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Proceeds from issuance of common shares, net	-	-	114,907	-	114,907
Change in borrowings, net	-	-	125,942	-	125,942
Net cash provided by financing activities	-	-	240,849	-	240,849
Change in cash and cash equivalents	-	989	28,876	-	29,865
Cash and cash equivalents at beginning of period	-	7,076	9,300	-	16,376
Cash and cash equivalents at end of period	$ -	$ 8,065	$ 38,176	$ -	$ 46,241

Condensed Consolidating Balance Sheet
As of December 31, 2005

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net (loss) income	$ (84,159)	$ (81,919)	$ (2,240)	$ 84,159	$ (84,159)
Undistributed equity in earnings of subsidiaries	84,159	-	-	(84,159)	-
Adjustments to reconcile net income to cash provided by (used in) operating activities, net	-	80,502	(52,977)	-	27,525
Net cash used in operating activities	-	(1,417)	(55,217)	-	(56,634)
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital expenditures	-	(19,722)	(90,631)	-	(110,353)
Proceeds from the sale of property and equipment	-	7,769	88,379	-	96,148
Other, net	-	12,796	(14,232)	-	(1,436)
Net cash (used in) provided by investing activities	-	843	(16,484)	-	(15,641)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Proceeds from issuance of common shares, net	-	-	56,752	-	56,752
Change in borrowings, net	-	-	2,748	-	2,748
Other, net	-	-	-	-	-
Net cash provided by financing activities	-	-	59,500	-	59,500
Change in cash and cash equivalents	-	(574)	(12,201)	-	(12,775)
Cash and cash equivalents at beginning of period	-	7,650	21,501	-	29,151
Cash and cash equivalents at end of period	$ -	$ 7,076	$ 9,300	$ -	$ 16,376

(dollars in thousands, except share data)

Condensed Consolidating Balance Sheet
As of December 31, 2006

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net income (loss)	$ 3,291	$ 2,324	$ 967	$ (3,291)	$ 3,291
Undistributed equity in earnings of subsidiaries	(3,291)	-	-	3,291	-
Adjustments to reconcile net income to cash provided by (used in) operating activities, net	-	7,721	(11,410)	-	(3,689)
Net cash (used in) provided by operating activities	-	10,045	(10,443)	-	(398)
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital expenditures	-	(18,813)	(123,648)	-	(142,461)
Proceeds from the sale of property and equipment	-	5,746	126,393	-	132,139
Other, net	-	(2,484)	4,715	-	2,231
Net cash (used in) provided by investing activities	-	(15,551)	7,461	-	(8,091)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Proceeds from issuance of common shares, net	-	-	27,725	-	27,725
Change in borrowings, net	-	-	(5,452)	-	(5,452)
Other, net	-	-	-	-	-
Net cash provided by financing activities	-	-	22,273	-	22,273
Change in cash and cash equivalents	-	(5,506)	19,290	-	13,784
Cash and cash equivalents at beginning of period	-	13,156	2,211	-	15,367
Cash and cash equivalents at end of period	$ -	$ 7,650	$ 21,501	$ -	$ 29,151

17. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2006 and 2005:

	2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 192,603	$ 196,056	$ 201,073	$ 237,605
Net income (loss) from continuing operations	2,493	(86,335)	5,517	(33,715)
Net income (loss)	1,660	(87,191)	3,196	(34,330)
Net income (loss) per common share	$ 0.08	$ (2.82)	$ 0.10	$ (1.09)

	2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 174,510	$ 178,401	$ 187,628	$ 193,484
Net income from continuing operations	1,048	2,193	(83,444)	(956)
Net income	1,256	1,167	(84,374)	(2,208)
Net income per common share	$ 0.10	$ 0.10	$ (5.64)	$ (0.11)

(dollars in thousands, except share data)

18. PRO FORMA INFORMATION (UNAUDITED)

Pro forma operating results assuming commencement of operations, as of January 1, 2005, of the six communities we acquired in June 2005, are as follows:

	2005
	(unaudited)
Revenues	$ 742,269
Expenses	819,668
Operating loss	(77,399)
Interest and other income	1,596
Interest expense	(4,892)
Loss from continuing operations	(80,695)
Loss from discontinued operations	(3,000)
Net loss	$ (83,695)

These unaudited pro forma operating results do not represent or are not indicative of our operating results for any future date or period. Actual future results may be materially different from pro forma results. Differences could arise from many factors.

Corporate Information

EXECUTIVE OFFICES

Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458
(617) 796-8387
www.5sqc.com

EXECUTIVE OFFICERS

Evrett W. Benton
President,
Chief Executive Officer
and Secretary

Bruce J. Mackey Jr.
Treasurer,
Chief Financial Officer
and Assistant Secretary

Rosemary Esposito, RN
Senior Vice President,
Chief Operating Officer and
Chief Clinical Officer

Maryann Hughes
Vice President and
Director of Human Resources

BOARD OF DIRECTORS

Bruce M. Gans, M.D.*'
Chief Medical Officer
Kessler Institute for Rehabilitation
West Orange, New Jersey

Barbara D. Gilmore*'
Clerk of the United States
Bankruptcy Court
Worcester, Massachusetts

Arthur G. Koumantzelis*
President and Chief Executive Officer
Gainesborough Investments LLC
Lexington, Massachusetts

Gerard M. Martin'
Managing Director of Five Star,
Director of Reit Management
& Research LLC
Newton, Massachusetts

Barry M. Portnoy
Managing Director of Five Star,
Chairman of Reit Management
& Research LLC
Newton, Massachusetts

*Member of Audit, Compensation and Nominating and Governance Committees

'Member of the Quality of Care Committee

DIRECTOR OF INTERNAL AUDIT

William J. Sheehan

MANAGER OF
INVESTOR RELATIONS

Timothy A. Bonang

INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL

Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT
AND REGISTRAR

Wells Fargo Bank, National Association
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, Minnesota 55164-0856
(866) 877-6331
www.shareowneronline.com

ANNUAL MEETING

Our annual meeting of shareholders will be held on May 15, 2007, at 1:00 P.M. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION

A copy of our 2006 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.5sqc.com or by writing to our Manager of Investor Relations at our executive offices address.

STOCK MARKET DATA

Our shares of common stock are traded on the American Stock Exchange, or AMEX, under the symbol FVE. The following table sets forth the high and low prices of our common shares in 2005 and 2006 as reported on the AMEX composite tape:

Quarter Ended	High	Low
March 31, 2005	$ 9.19	$ 6.80
June 30, 2005	8.65	5.60
September 30, 2005	9.09	6.75
December 31, 2005	7.98	6.02
March 31, 2006	$ 12.10	$ 7.70
June 30, 2006	11.64	9.20
September 30, 2006	11.95	8.75
December 31, 2006	11.25	9.43

As of March 5, 2007, there were 3,177 holders of record of our common shares and we estimate that as of such date there were in excess of 35,200 beneficial owners of our common shares.

The closing price for our common shares as reported on the AMEX composite tape on March 1, 2007, was $11.21.

As of January 1, 2006, we had reserved 416,700 of our common shares under the terms of our 2001 Stock Option and Stock Incentive Plan. As of December 31, 2006, we had reserved 2,645,500 of our common shares under the terms of our 2001 Stock Option and Stock Incentive Plan.

Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458-2076
(617) 796-8387
www.fivesqc.com

END